SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 10-SB/A

Amendment No. 1

General Form for Registration of Securities
of Small Business Issuers
Under Section 12(b) or 12(g) of
the Securities Exchange Act of 1934

PROFESSIONALS DIRECT, INC.
(Name of Small Business Issuer in its Charter)

Michigan	38-3324634
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

161 Ottawa Avenue, N.W., Suite 607 Grand Rapids, Michigan (Address of Principal Executive Offices)	49503 (Zip Code)

616-456-8899
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, No Par Value
(Title of Class)

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

PART I

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters	39
Item 2.	Legal Proceedings	39
Item 3.	Changes in and Disagreements with Accountants	39
Item 4.	Recent Sales of Unregistered Securities	40
Item 5.	Indemnification of Directors and Officers	40

PART F/S

Item 1.	Financial Statements	42

PART III

Item 1.	Index to Exhibits	65
Item 2.	Description of Exhibits	65

SIGNATURES

FORWARD-LOOKING STATEMENTS

          This Form 10-SB/A contains forward-looking statements, including, but not limited to, statements relating to the Registrant's business objectives and strategy. Such forward-looking statements are based on current expectations, management beliefs, certain assumptions made by the Registrant's management, and estimates and projections about the Registrant's industry. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "judgment," "objective," "plans," "predicts," "projects," "seeks," variations of such words and similar expressions are intended to identify such forward-looking statements. Determination of loss and loss adjustment expense reserves and amounts due from insurers are based substantially on estimates and the amounts so determined are inherently forward-looking.

          Forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Other factors, some of which are listed below, also influence the results of operations, financial condition and business of the Registrant and its subsidiaries:

•	future economic conditions and the legal and regulatory environment in the markets served by the Registrant's subsidiaries;

•	re-insurance market conditions, including changes in pricing and availability of re-insurance;

•	financial market conditions, including, but not limited to, changes in interest rates and the values of investments;

•	inflation;

•	credit worthiness of the issuers of investment securities, reinsurers and others with whom the Registrant and its subsidiaries do business;

•	estimates of loss reserves and trends in losses and loss adjustment expenses;

•	changing competition;

•	the company's ability to execute its business plan;

•	the company's ability to enter new markets successfully and capitalize on growth opportunities; and

•	changes in the laws, rules and regulations governing insurance holding companies and insurance companies, as well as applicable tax and accounting matters.

          Changes in any of these factors, or others, could have an adverse affect on the business, results of operations, or business of the Registrant or its subsidiaries. Unless required by law, the Registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.          DESCRIPTION OF BUSINESS

          (a)          Introduction, Restructure and Conversion

          Professionals Direct, Inc. (the "Registrant") took part in a corporate restructuring when Michigan Lawyers Mutual Insurance Company (the "Mutual") demutualized and converted from a mutual insurance company to a Michigan domiciled stock property and casualty insurance company, effective July 1, 2001 (the "Conversion"). As part of the demutualization, the organization was restructured and the names of certain related entities were changed (the "Restructure").

          Prior to the Restructure, the name of the Registrant was MLM Holdings, Inc., a wholly owned subsidiary of the Mutual ("Holdings"). As part of the Restructure, Holdings was renamed Professionals Direct, Inc., and the Mutual was renamed Professionals Direct Insurance Company, Inc.:

Name Prior to Restructure	Name After Restructure
MLM Holdings, Inc. ("Holdings")	Professionals Direct, Inc. (the "Registrant")

Michigan Lawyers Mutual Insurance Company (the "Mutual")	Professionals Direct Insurance Company, Inc. ("PDIC")

          Three subsidiaries were also involved in the Restructure: MLM Insurance Agency, Inc. (the "Agency"), MLM Services, Inc. ("MLM Services"), and MLM Finance, Inc. ("MLM Finance") (collectively, the "Subsidiaries"). Prior to the Restructure, the Subsidiaries were wholly owned subsidiaries of Holdings. On January 1, 2002, MLM Services, Inc. was renamed Professionals Direct Insurance Services, Inc. and MLM Finance, Inc. was renamed Professionals Direct Finance, Inc. On April 1, 2002, MLM Insurance Agency, Inc. was renamed Professionals Direct Employer Organization, Inc.

Prior Name	Current Name
MLM Insurance Agency, Inc. (the "Agency")	Professionals Direct Employer Organization, Inc.

MLM Services, Inc. ("MLM Services")	Professionals Direct Insurance Services, Inc. ("PD Services")

MLM Finance, Inc. ("MLM Finance")	Professionals Direct Finance, Inc. ("PD Finance")

          After the Conversion and Restructure, and as of the date of this Form 10-SB/A, the corporate structure is as follows:

          The business and operations of the Registrant, PDIC and the Subsidiaries did not change as a result of the Conversion and Restructure. Prior to the Conversion and Restructure, the Registrant was a holding company with no independent operations apart from owning the Subsidiaries. After the Conversion and Restructure, the Registrant continued to be a holding company with no independent operations. Although the ownership of the Registrant changed and PDIC became a wholly owned subsidiary, the business and operations of the Registrant were not affected.

          PDIC was an insurance company before and after the Conversion and Restructure. The Conversion altered the form of ownership (from policyholder ownership to shareholder ownership) and the Restructure changed the owners (from the policyholders to the Registrant). However, there was no change in the business or operations of PDIC. The business and operations of the Subsidiaries were also unchanged. They were wholly owned subsidiaries before and after the Conversion and Restructure.

          When PDIC was initially formed, it was capitalized through contributions from Michigan lawyers and law firms which were evidenced by a financial instrument called a "Surplus Certificate." The Surplus Certificates were issued in denominations of $1,000, with simple interest accruing on the principal amount at a rate of 5.25% per year. On May 1, 1995, the Michigan Office of Financial and Insurance Services ("OFIS") terminated the requirement that a Surplus Certificate be purchased by each insured lawyer because PDIC's capitalization levels were adequate. Although most Surplus Certificates were sold to policyholders, some were sold to non-policyholders. The ownership of PDIC prior to the Conversion was vested in the policyholders. Such an ownership structure is why such insurance companies are referred to in Michigan as mutual insurance companies.

          Pursuant to the Michigan Insurance Code, a Michigan mutual insurance company can "demutualize" and convert from a policyholder ownership structure to a stock ownership structure. In order to demutualize, a mutual insurance company must submit a plan of conversion to OFIS for approval and obtain the consent of at least two-thirds of the votes cast by eligible policyholders. Under a plan of conversion, the holders of surplus certificates have the option to exchange the surplus certificates for newly issued common stock of a holding company or the insurance company. Any outstanding surplus certificates not exchanged are treated as senior subordinated debt. After the conversion, the insurance company is owned by its stockholders who may or may not be policyholders.

          PDIC demutualized in 2001. The core legal document governing the demutualization and Conversion was the Plan of Conversion (the "Plan"), which was approved by OFIS on April 30, 2001. Under the Plan, the Registrant made a stock offering that consisted of two components:

•

a subscription offering of 290,000 shares of the Registrant's common stock (the "Subscription Shares") to the Mutual's eligible policyholders, officers, directors and eligible employees (collectively, the "Participants") (the "Subscription Offering"); and

•

a best efforts offering of any and all Subscription Shares not subscribed for plus an additional 43,500 shares of the Registrant's common stock (the "Best Efforts Shares") to the public (the "Best Efforts Offering").

As part of the Conversion and Restructure, the holders of the Surplus Certificates were able to exchange the Surplus Certificates for shares in the Registrant. The Registrant became the sole shareholder of PDIC.

          The Registrant, PDIC and the Subsidiaries initiated the Conversion and Restructure, which included the Subscription Offering and Best Efforts Offering, in order to:

•	Increase available funds to provide additional financial security for policyholders and to invest in technology to improve customer service;

•	Support future product lines and growth;

•	Provide policyholders that chose to own the common stock of the Registrant with a method by which to establish an equity position other than through ownership of a policy;

•	Enhance the ability of PDIC to redeem the remaining surplus certificates;

•	Provide a means for diversifying business opportunities and improving the ability to raise capital in the future; and

•	Create a manner in which to provide incentives to officers, directors and employees to maximize performance.

          The Subscription Offering and Best Efforts Offering were completed on June 29, 2001, and the Restructure and Conversion were effective on July 1, 2001. For details regarding the sale of the Subscription Shares and Best Efforts Shares, see Part II, Item 4, "Recent Sales of Unregistered Securities" on page 40 of this Form 10-SB/A.

          For purposes of the information provided in this Form 10-SB/A, including the 2000 and 2001 Consolidated Financial Statements, references to the Registrant, PDIC, and the Subsidiaries are meant to include the prior names, business, operations and historical information of Holdings, the Mutual, and the Subsidiaries.

          (b)          Business Development

          History. PDIC was incorporated on June 4, 1987 under a preliminary certificate of authority issued by the OFIS, formerly the Michigan Insurance Bureau. PDIC's final certificate of authority was issued by the OFIS on August 17, 1987. PDIC's 1987 certificate of authority contained numerous restrictions on its operations and limited PDIC's policies to lawyers professional liability insurance only ("LPL"). On December 9, 1999, PDIC obtained a certificate of authority from the OFIS to write general property and casualty lines under Section 624 of the Michigan Insurance Code and without the general operating restrictions imposed by the 1987 certificate.

          Surplus Certificates. Starting in 1987, PDIC was capitalized by contributions from Michigan lawyers and law firms which were evidenced by a financial instrument called a "Surplus Certificate." The Surplus Certificates were issued under Section 5836 of the Michigan Insurance Code in denominations of $1,000, with simple interest accruing on the principal amount at a rate of 5.25% per year. A total of 4,619 Surplus Certificates were issued from 1987 through 1995. Redemption of Surplus Certificates is strictly limited and requires the prior approvals of the OFIS and PDIC's Board.

          As of December 31, 2001, 2,531 Surplus Certificates were outstanding. The outstanding Surplus Certificates are treated as senior subordinated debt of PDIC, which must be redeemed before any distributions can be made by PDIC to its sole shareholder, the Registrant, but are in all other respects subordinated to the claims of policyholders and subject to all other limitations provided for in the Surplus Certificates and under applicable law.

          Plan of Conversion and Offering. On June 4, 2001, the Registrant initiated the Subscription Offering and Best Efforts Offering as part of the Conversion (the "Offering"). The Subscription Shares were offered to the Participants and the Best Efforts Shares, consisting of all Subscription Shares that were not sold to Participants, and an additional 43,500 shares, were offered concurrently to the public. Access BIDCO, LLC, a Michigan corporation (the "Standby Purchaser"), agreed to purchase not less than 8,700 nor more than 66,700 Best Efforts Shares -- with the exact number of shares purchased to equal the number of unsold Best Efforts Shares which most closely approximates 20% of the total shares sold in the Offering. Under the terms of the Offering and the Plan of Conversion, eligible Participants holding Surplus Certificates were able to subscribe for shares and exchange one or more of the Surplus Certificates, valued at $1,000 each, as full or partial payment for the shares.

          The Registrant engaged Donnelly, Penman, French, Haggarty & Co., an investment banking firm and registered broker/dealer as its placement agent (the "Placement Agent"), to offer and sell the Subscription Shares and Best Efforts Shares, on a "best efforts" basis.

          On June 29, 2001, the Offering was concluded. Under the Offering, the Registrant issued 333,500 shares and received total net proceeds of $1,391,952. In addition to the cash proceeds, the Registrant received 1,814 Surplus Certificates with a total value of $1,814,000.

          Acquisition of Renewal Rights. In December 1999, the Agency acquired certain renewal rights and other assets from Mark N. Levandoski and The Levandoski Agency, located in Grand Rapids, Michigan. In this transaction, the Agency paid $420,000 cash and provided other consideration in exchange for certain renewal rights, an agreement to accept employment with the Agency and an agreement not to compete with the Agency. The effect of the transaction was to provide additional fee income to the Agency, to increase the LPL premium that it manages and to allow the Agency to secure appointments with various other carriers to provide LPL insurance and other lines of insurance. The renewal rights purchased by the Agency took the form of a list of the policyholders managed by The Levandoski Agency, the expiration dates of the policyholders' policies, and an agreement from Mark N. Levandoski and The Levandoski Agency that allowed the Agency to affirmatively and directly renew the policies.

          (c)          Business of Issuer

          The Registrant is a holding company whose primary assets are the outstanding stock of its wholly-owned subsidiaries:

•	Professionals Direct Insurance Company -- provides lawyers professional liability insurance directly to lawyers and law firms in Michigan, Ohio, Indiana, Arizona and Pennsylvania.

•

Professionals Direct Insurance Services, Inc. -- provides underwriting, policy issuance, claims administration, accounting and information systems services to insurance companies. During 2001, PDIC was its only customer. Effective April 1, 2002, PD Services assumed the functions of the Agency and provides a wide-variety of insurance products directly to consumers, including lawyers professional liability on behalf of PDIC. In the market segment of six or more lawyers, PD Services also sells the LPL products of other carriers. In addition, PD Services sells most lines of property and casualty insurance and is also licensed to sell most types of life and health insurance. PD Services is also licensed to offer mutual funds, retirement products, variably life contracts, annuities and related financial products.

•

Professionals Direct Finance, Inc. -- provides financing for premiums to customers of PDIC. If customers are unable to pay the entire insurance premium in advance, they are generally able to finance the premium through a financing company, including PD Finance. If policyholders finance the premium through PD Finance, they are required to pay a downpayment to PDIC and enter into a financing contract. Under the terms of the contract, PD Finance pays the entire annual premium to PDIC, less the downpayment. The downpayment is generally equal to 20% of the premium. The amount owed to PD Finance is typically paid in equal installments over a nine-month period. PD Finance charges interest on the unpaid principal amount.

•

Professionals Direct Employer Organization, Inc. -- has no current operations and no material assets. The Registrant believes this entity will be used to implement additional services that compliment its current businesses.

          Business Strategies. The business strategy the Registrant and its subsidiaries intend to pursue has several components:

•

Focus on the needs of principal customers, which are today small law firms (generally one- to five-person firms), by enhanced service, more-cost-effective delivery of LPL insurance products and the cross-selling of other insurance and financial products.

•	Through PD Services, provide multiple LPL carriers for the larger law firms in selected geographic markets.

•	Diversify risk-taking operations geographically by selectively entering other states.

•

Provide professional liability insurance products to other professionals as members of multidisciplinary practices that include lawyers or by independent expansion into other professions under separate policies.

•	Reduce the expense ratio and maintain a high level of customer service through continued enhancement of information and processing systems.

          Programs and Policy Forms. PDIC offers three kinds of LPL insurance policies.

          Two of the policy forms are similar in their coverage provisions. The Premier insurance policy is sold to law firms of six or more lawyers. The Select insurance policy is sold to solo practitioners and to law firms of two to five lawyers. The policy forms are claims-made policies with full prior-acts coverage available.

          Coverage is generally offered up to $5 million per claim, with higher limits available in limited circumstances. Effective January 1, 2001, defense expenses are offered outside of the coverage limits with certain restrictions. Under the policy forms, the insured has the right to reject a settlement of a claim. PDIC has certain rights to limit its damages when a viable settlement is offered.

          In the Premier program, PDIC allows more endorsements and is willing to provide unique coverages required by the larger law firms. In addition, PDIC provides risk management to Premier program law firms through on-site visits and other assistance upon request.

          The Essentials insurance policy is the third kind of LPL insurance policy offered by PDIC. This policy is marketed and sold to the new-in-practice lawyer, with liability limits of $100,000 or $300,0000 per claim. There is no deductible. Coverage is limited to acts on behalf of the named insured law firm. The policy is sold only to lawyers that have not been previously insured. The Essentials policy does not give the insured the right to reject a settlement.

          Underwriting. PDIC offers pricing and underwriting terms that it believes will generate underwriting profits. In preparing its rates and forms, PDIC reviews its loss data and the sources of claims against its insureds.

          PDIC relies to a significant degree on information provided by its insureds, and on the investigation and review of claims, in underwriting risks. PDIC evaluates and accepts applications for insurance based on consistently applied underwriting guidelines. PDIC's processing system provides modifications for some of these guidelines. Underwriting supervisors regularly audit the work of individual underwriters to assure adherence to the guidelines. Underwriters monitor policyholder deviations from the underwriting guidelines to assist in decisions relating to cancellation and non-renewal.

          Small-Law-Firm Focus. Carriers frequently enter the LPL market and attempt to gain market share by reducing premium charges. Insureds will frequently change to carriers that offer lower-priced products. Most of PDIC's LPL policies are written on its Select policy form for solo practitioners and law firms of two to five lawyers. PDIC, thus, is not dependent on any single customer or a small group of customers.

          PD Services - Products and Services. PD Services sells mainly PDIC's LPL policies to its insureds. In the market segment of six or more lawyers, however, PD Services also sells the LPL products of other carriers. For instance, PD Services is the exclusive provider of LPL insurance in Michigan for Carolina Casualty Insurance Company, a member of the W.R. Berkley Group. Most of PD Service's revenues derive from the sale of LPL policies for PDIC and other carriers. The sale of LPL policies by PD Services accounts for approximately 90% of its revenues.

          PD Services also sells its customers most lines of property and casualty insurance, accounting for approximately 5% of its revenues. These include, among others, general commercial, general liability, directors and officers and non-LPL professional liability. All of these coverages are placed with carriers other than PDIC.

          PD Services is licensed to sell most types of life and health insurance allowed for sale in Michigan. For the year ended December 31, 2001, life and health lines accounted for less than 5% of PD Services' revenues. PD Services is also licensed to offer mutual funds, retirement products, variable life contracts, annuities and related financial products, but these products do not presently represent a material share of its revenues.

          PD Services also provides underwriting, policy issuance, claims administration and accounting services to insurance companies, including PDIC, which was its only customer in 2001.

          Marketing and Distribution. PD Services is the source of more than 95% of PDIC's business. The remainder is sourced through independent agents. In 2001, PDIC ended the appointments of most of its independent agents to reduce costs and to be able to sell directly to its insureds. As of December 31, 2001, in addition to PD Services, three independent agencies and associated individual agents are appointed to distribute Premier program policies to Michigan lawyers and law firms.

          Claims. In responding to claims, PDIC emphasizes timely investigation, evaluation and fair settlement while controlling claims expense and maintaining adequate reserves. The claims operation is centralized in Grand Rapids, Michigan. Law firms are employed as necessary to assist in the defense of claims.

          A. M. Best and S&P Ratings. A. M. Best Company, which rates insurance companies based on factors of concern to policyholders, currently assigns an "A-" (Excellent) rating (its fourth highest rating category out of 15 categories) to PDIC. A. M. Best assigns "A-" ratings to companies that, in its opinion, have demonstrated excellent financial strength, operating performance and market profile when compared to the standards established by A. M. Best. Companies rated "A-" have a strong ability to meet their ongoing obligations to policyholders.

          Standard & Poor's Claims-Paying Ability Rating for PDIC is currently BBB (its fourth highest rating category out of eight categories). S&P's ratings are divided into "Secure Range" and "Vulnerable Range" groupings with a BBB rating grouped in the Secure Range. An insurer rated BBB by S&P is deemed to have adequate capacity to meet its financial commitments. However, the rating acknowledges it is more likely that adverse economic conditions or a change in circumstances could lead to difficulty in meeting its financial commitments.

          In evaluating the financial and operating performance of PDIC, A. M. Best and S&P review, among other factors, the profitability, leverage and liquidity of PDIC, its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competency of its management and its market presence. No assurance can be given that A. M. Best or S&P will not reduce PDIC's current rating. A. M. Best and S&P ratings are not targeted at the protection of or intended to protect investors. Accordingly, PDIC's ratings should not be relied upon as a basis for an investment decision relative to the common stock of the Registrant.

          Competition. The property and casualty insurance business is highly competitive. PDIC has both Michigan-based competitors and out-of-state competitors for its product offerings. Some of these competitors are larger and have much greater financial, technical and operating resources than do the Registrant and its subsidiaries. The Registrant believes that competition is based primarily on the following factors:

•	price of insurance products
•	quality of insurance products,
•	quality and speed of service and claims response,
•	financial strength,
•	A. M. Best rating and other ratings,
•	sales and marketing capability, and
•	technical expertise in a specialty area.

          The Registrant's top ten market competitors are as follows:

•	Gulf Insurance
•	Kemper Insurance
•	Promark/MedMark
•	TIG
•	CNA
•	Zurich
•	Chicago Insurance
•	First Interstate
•	Great America
•	ProNational

          The professional liability insurance market for attorneys is difficult to measure. In addition to being a very fluid market, there is no way to know how many attorneys practice law without malpractice insurance.

          The ability of the Registrant to compete successfully in the future is expected to depend in part on factors that it cannot control, such as market conditions, ratings and regulatory conditions.

          Supervision and Regulation. Michigan insurance companies such as PDIC are subject to oversight and regulation by the OFIS. The authority of the OFIS includes, without limitation:

•	establishing standards of solvency which must be met and maintained by insurers,
•	licensing insurers and agents to do business,
•	establishing guidelines for the nature of and limitations on investments by insurers,
•	reviewing premium rates for various lines of insurance,
•	reviewing the provisions which insurers must make for current losses and future liabilities,
•	reviewing transactions involving a change in control, and
•	approving policy forms.

          The OFIS also requires the filing of annual and other reports relating to the financial condition of insurance companies doing business in Michigan.

          In addition to state-imposed insurance laws and regulations, the OFIS administers the requirements adopted by the NAIC that require insurance companies to calculate and report information under a risk-based formula that attempts to measure capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The NAIC has also developed a set of financial ratios, referred to as the "Insurance Regulatory Information System," or "IRIS," for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. For 2001, none of PDIC's IRIS ratios generated exceptional values, except for the investment yield. This ratio generates an exceptional value due to the impact of expense for interest on surplus certificates, which was approved for payment in connection with the Conversion. For purposes of the ratio, interest expense reduces investment income resulting in the unusually low value. There can be no assurance, however, that PDIC will continue to generate financial ratios that result in no exceptional values.

          Most states, including Michigan, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws permit the OFIS and any other relevant insurance departments to examine the Registrant and its insurance subsidiaries at any time, to require disclosure of material transactions with the Registrant and to require prior approval of transactions, such as extraordinary dividends from PDIC to the Registrant. All transactions within the holding company system between the Registrant and its subsidiaries must be fair and equitable. Under Michigan law, the maximum dividend that may be paid by PDIC to the Registrant during any twelve-month period without prior approval of the OFIS is the greater of 10% of PDIC's statutory surplus as reported on the most recent annual statement filed with the OFIS and the net income of PDIC for the period covered by such annual statement. In addition to the restrictions imposed by Michigan law, PDIC is prohibited under the Plan of Conversion from making any dividend payments to the Registrant until such time as the Surplus Certificates are repaid in full.

          The Michigan Insurance Code requires that the Insurance Commissioner receive prior notice of and approve a change of control for either PDIC or the Registrant. The Michigan Insurance Code contains a complete definition of "control." In simplified terms, a person, corporation or other entity would obtain "control" of PDIC or the Registrant if the person or entity possessed, had a right to acquire possession of, or had the power to direct any other person acquiring possession of, directly or indirectly, 10% or more of the voting securities of either company. To obtain approval for a change of control, the proposed acquirer must file an application with the Insurance Commissioner containing detailed information such as the identity and background of the acquirer and its affiliates, the sources of and amount of funds to be used to effect the acquisition and financial information regarding the proposed acquirer.

          Employees. As of December 31, 2001, the Registrant and its subsidiaries had 26 full-time employees and 27 total employees.

          (d)          Reports to Shareholders

          The Registrant will be subject to the reporting requirements of Section 14 of the Exchange Act which will, among other things, require the Registrant to file and deliver annual reports and proxy statements to its shareholders. The Registrant will also be subject to the disclosure rules of Regulation S-B for a small business issuer under the Exchange Act and will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Registrant will be required to file current reports and proxy and information statements from time to time as required.

          The public may read and copy any materials the Registrant files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

          (e)          Glossary of Selected Insurance Terms

          The following insurance terms, when used in this Form 10-SB/A, have the meanings ascribed to them below.

          A. M. Best Ratings. A. M. Best Ratings are divided into "Secure" and "Vulnerable" rating groups as follows: Secure Ratings: A++, A+ (Superior); A, A- (Excellent); and B++, B+ (Very Good). Vulnerable Ratings: B, B- (Adequate); C++, C+ (Fair); C, C- (Marginal); D (Very Vulnerable); E (Under State Supervision); and F (In Liquidation).

          Cede. To transfer to another insurer (the reinsurer) all or part of the insurance risk underwritten by an insurer.

          Direct Written Premiums. Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

          Earned Premium. The prorated portion of an insurance premium that is no longer considered prepaid as a result of the elapsed time the insurance policy has been in force. For example, after three months, $6,000 of a prepaid $24,000 annual premium is considered earned premium.

          Expense Ratio. The ratio of underwriting expenses to net premiums earned.

          GAAP. The abbreviation for generally accepted accounting principles.

          Liquidity. The ability to convert financial assets into cash in a timely manner without the loss of principal.

          Loss Adjustment Expenses (LAE). The expense of settling claims, including legal and other fees.

          Loss Ratio. The ratio of net incurred losses and loss adjustment expenses to net premiums earned. Generally, the loss ratio calculation is the same under SAP and GAAP.

          NAIC. The National Association of Insurance Commissioners, an association of the chief insurance supervisory officials of each state, territory and insular possession of the United States.

          Net Earned Premiums. The portion of written premiums that is recognized for accounting purposes as revenue during a period. The sum of direct earned premium plus assumed earned premium less ceded earned premium.

          Reinsurance. A procedure whereby an insurer remits or cedes a portion of the premium to a reinsurer as payment to the reinsurer for assuming a portion of the risk or liability under the policy. Reinsurance can be effected by "treaties" under which all risks of a defined category, amount and type for a primary insurer are covered, or on a "facultative" basis under which risks are covered on an individual, contract-by contract basis.

          Reserves. Liability established by an insurer to reflect the estimated cost of claim payments and related expenses that the insurer will ultimately be required to pay with respect to the insurance it has underwritten.

          SAP. The abbreviation for statutory accounting principles, which is the form of accounting required by PDIC in its financial reports to the OFIS.

          Standard & Poor's Ratings. Standard & Poor's Claims-Paying Ability Ratings are divided into "Secure Range" and "Vulnerable Range" groupings as follows. Secure Range: AAA (Superior); AA (Excellent); A (Good); and BBB (Adequate). Vulnerable Range: BB (May be Adequate); B (Vulnerable); CCC (Extremely Vulnerable); and R (Regulatory Action).

          Statutory Accounting Principles. Those principles required by state law which must be followed by insurers in submitting their financial statements to state insurance departments.

          Statutory Surplus. The amount remaining after all liabilities of an insurance company are subtracted from all of its admitted assets, applying statutory accounting principles.

          Surplus. The amount by which a company's assets exceed its liabilities.

          Unearned Premium. The pro rata portion of an insurance premium considered to be a prepayment. For example, after three months, $18,000 of a prepaid $24,000 annual premium is still considered unearned premium.

ITEM 2.          MANAGEMENT'S DISCUSSION AND ANALYSIS

          The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion of our financial condition and results of operations contains certain forward-looking statements relating to our anticipated future financial condition and operating results and our current business plans. These forward-looking statements represent our outlook only as of the date of this report. While we believe any forward-looking statements we have made are reasonable, actual results could differ materially since the statements are based on our current expectations and are subject to risks and uncertainties. Other factors not currently anticipated by management may also materially and adversely affect the Registrant's results of operations. The Registrant does not undertake, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For the Three Months Ended March 31, 2002

Results of Operations (000 omitted):

          Net premiums earned were $1,488 for the quarter ended March 31, 2002, an increase of $98, or 7.0%, compared to the first quarter of 2001. The increase in net earned premium was due primarily to the overall increase in premiums written. For the first quarter of 2002, total net premiums written were $1,709, as compared to $1,651 for the first quarter of 2001, an increase of 3.5%. Also contributing to the increase in net earned premium was the reduction in ceded earned premium for the quarter. Ceded earned premium for the first quarter of 2002 was $313, a decrease of $122 compared to the first quarter of 2001. The increase in overall premiums written is the result of the Registrant's expansion outside of Michigan and a general price increase being reflected in the renewal pricing since the beginning of the year. For the three months ended March 31, 2002, a total of $70 in premium was written in Ohio and Pennsylvania. The decrease in ceded earned premium is the result of new reinsurance terms for 2002 and the impact of the new reinsurance pricing on ceded premium. The final impact on net premiums earned was the reduction in assumed earned premium. No assumed premium was earned during the first quarter of 2002 as compared to $59 for the first quarter of 2001.

          The Registrant continues to obtain licenses to sell insurance and conduct premium finance operations in states other than Michigan. PDIC obtained licenses in Kansas, Nebraska and North Dakota during the first quarter of 2002. Since March 31, 2002 PDIC has also received licenses to sell insurance in Utah and Oklahoma. As of the date of this filing, PDIC is licensed in a total of ten states and has licensing applications pending in various other states. The Registrant expects to continue the expansion of operations beyond Michigan and Ohio during 2002 and anticipates that revenue volumes will continue to increase as the Registrant selectively enters these new markets and begins to conduct business.

          Other sources of income for the first quarter of 2002 generally declined from 2001 levels. Fees and commissions earned declined from $196 for the first quarter of 2001 to $119 for the first quarter of 2002. The decrease reflects the fact that current reinsurance treaties no longer include ceding commissions. Ceding commissions are recorded as fee and commission income as earned. Investment income also declined from $252 for the first quarter of 2001, to $155 for the first quarter of 2002. Much of the Registrant's bond portfolio remained in short-term money market funds for a significant portion of the first quarter of 2002. This resulted in a significantly lower rate of return on the invested assets for the quarter.

          Losses and loss adjustment expenses increased $99, or 8.8%, to $1,219 in the first quarter of 2002. The loss ratio for the first quarter of 2002 was 81.9%, compared to 80.6% for the first quarter of 2001. The increase in total losses and loss adjustment expenses is consistent with the increase in earned premium. Historically, estimates of prior years losses are not changed during the first quarter of the year, therefore the loss ratio for the first quarter may not be indicative of the ratio for the year. Estimates of prior years' losses are adjusted in conjunction with the semi-annual independent review by outside actuaries.

          Operating and administrative expenses decreased from $819 for the first quarter of 2001, to $727 for the first quarter of 2002. The decrease is the result of personnel restructuring and the costs associated with the Conversion in 2001 not recurring during 2002.

          Interest expense declined $41, or 46.9%, from the first quarter of 2001. This decrease is primarily the result of the reduction in the balance of outstanding surplus certificates that were converted to stock in the Conversion. Total surplus certificates outstanding at March 31, 2001, were 4,345. At March 31, 2002, only 2,531 remained outstanding.

          During the first quarter of 2002, PDIC paid a policyholder dividend of $151 to eligible policyholders who met specific criteria in accordance with the terms of the Conversion. The dividend is contingent upon future policy renewals and a 60-day holding period. The Registrant has only accrued the amount due to policyholders that have met the stated criteria at March 31, 2002. Additional amounts that could be paid out in 2002, assuming a 100% renewal rate, are approximately $170.

          The Registrant recorded an income tax benefit of $153 on a loss before tax of $351 for the quarter ended March 31, 2002, compared to a tax benefit for the same quarter in 2001 of $75 on a loss of $157. The effective federal income tax rate varies from the expected statutory rate of 34% due largely to the impact of the exclusion for interest from certain tax-exempt bonds.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

          The primary sources of the Registrant's liquidity, on both a short-term and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance, and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short-term and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums, and taxes.

          The Registrant's net cash flow generated by operations was $122 for the first quarter of 2002, compared to $385 for the first quarter of 2001. The Registrant generated negative cash flow from investing activities of $8,740 during the first quarter of 2002.

This was the result of the reinvestment of cash that was received when the Registrant sold most of its bond portfolio in the latter part of 2001. Cash received from financing activities for the first quarter of 2002 was $64. This positive cash flow was primarily from the increase in borrowing under the Registrant's lines of credit.

          At March 31, 2002, the Registrant had cash and cash equivalents of $9,095. Management intends to invest most of this in long-term bonds during 2002. A sufficient portion will be maintained in cash and other short-term instruments to meet cash flow needs for 2002.

          Based on historical trends, market conditions and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our short-term and long-term liquidity needs over the next year and beyond. Because economic, market and regulatory conditions may change, however, there can be no assurance that our funds will be sufficient to meet these liquidity needs. In addition, competition, pricing, the frequency and severity of losses and interest rates could significantly affect the Registrant's short-term and long-term liquidity needs.

Critical Accounting Estimates and Judgments

          The condensed consolidated financial statements include certain amounts, based upon informed estimates and judgments made by management, for transactions not yet complete or for which the ultimate resolution is not certain. Such estimates and judgments affect the reported amounts in the financial statements. Although management believes that they are making the best decisions based upon information then available, it is possible that as conditions and experience develop, these estimates may change and may be materially different from originally reported in the financial statements. The Registrant's reserves for unpaid loss and loss adjustment expenses represent the most critical estimate present within the financial statements.

For the Years Ended December 31, 2001 and 2000

Results of Operations (000 omitted):

          Net premiums earned were $5,648 for the year 2001, an increase of $543, or 10.6%, compared to 2000. Net premiums earned are equal to the sum of direct earned premiums (premiums earned for policies written) and assumed earned premiums (premiums earned from providing reinsurance to other insurers), less ceded earned premiums (amounts ceded to reinsurers). The increase in net premiums earned was primarily the result of the increase in PDIC's retention of risk from $300 to $500 on the majority of policies issued by PDIC in 2001, compared to 2000. In other words, PDIC retained a larger portion of the risk of loss and therefore, was able to retain a larger portion of the premium earned. By increasing retention, less premium is ceded to reinsurers, thereby reducing ceded earned premium and increasing net premiums earned.

          Direct earned premium in 2001 decreased by $390 and assumed earned premium decreased by $65. These decreases were offset by a decrease in ceded earned premium of $998.

The decreases in direct and assumed earned premium, offset by less ceded earned premium, resulted in the increase in net premiums earned of $543 for 2001.

          During 2001, no new assumed business was written. The agreement under which $234 of assumed business was written during 2000 did not carryover into 2001. The assumed earned premium in 2001 resulted from the assumed business written in 2000. Direct written premium for 2001, compared to 2000, increased $85. The increase in direct earned premium is the result of the increase in direct written premium overall. In addition, the timing of when policies are written and the changes in the premium charged for renewed policies impacts earned premium from year to year. Premium is typically earned on a daily pro-rata basis over a twelve-month policy period.

          The decrease in ceded earned premium is the result of a decrease in ceded written premium from $1,789 in 2000, to $1,112 in 2001. The decrease in ceded written premium, as previously noted, is the result of PDIC's increased retention from the initial $300 in claims to the initial $500 in claims.

          The Registrant is in the process of obtaining licenses to sell insurance and conduct premium finance operations in states other than Michigan. During the last two months of 2001, PDIC began issuing policies to attorneys in Ohio. In addition, PDIC is licensed in Pennsylvania, Indiana and Arizona as of December 31, 2001, and has licensing applications pending in various other states. Subsequent to the end of the year, PDIC received its licenses to sell insurance in Kansas, Nebraska, Utah, Nevada, Oklahoma and North Dakota, and initiated applications in various other states. The Registrant expects to expand operations beyond Michigan and Ohio during 2002 and anticipates that revenue volumes will increase as the Registrant selectively enters these new markets and begins to conduct business.

          Fee and commission income for 2001 decreased $629, or 48.6%, compared to 2000. The Registrant earns fee and commission income from several sources. One source is ceding commissions on reinsurance premium ceded. In 2001, total ceding commissions earned were $270, compared to $724 in 2000. The decrease in ceding commissions corresponds to the decrease in ceded earned premium, previously discussed, and the fact that fewer reinsurance treaties paid ceding commissions in 2001.

          The Registrant also collects property and casualty commission income, through one of its wholly owned subsidiaries, for polices sold on behalf of other companies. Total commission income for such policies was $396 in 2001, compared to $571 in 2000. The decrease in this commission income is due to two factors. The first factor was the elimination of the personal lines insurance business. The Registrant now sells only commercial insurance lines. The second factor was that PDIC wrote more LPL insurance directly, thereby reducing commissions that would have been earned by PDIC from placing the insurance with other carriers.

          Another source of fee and commission income is fee income earned by the underwriting and claims servicing operations for services provided to other insurance programs. Commission income earned from outside companies for 2001 decreased from 2000 levels, as no external fee income was earned by the underwriting and claims servicing operations during 2001. Agreements under which such fee income was earned in 2000 were not renewed in 2001.

          Investment income increased $551, or 57.7% in 2001, as compared to 2000. During the third and fourth quarters of 2001, the Registrant, in order to take advantage of favorable bond market conditions, sold virtually all of its bonds and realized gains of $681. Beginning in 2002, the Registrant re-entered the bond market and is purchasing new securities consistent with its investment guidelines. Absent the gains from sales, investment income for the year declined $130. This decrease occurred because the fourth quarter proceeds from the sales were reinvested at lower interest rates than had been reflected in the bond portfolio earlier in the year.

          Losses and loss adjustment expenses decreased $666, or 22.7%, to $2,265 in 2001. The loss ratio in 2001 was 40.1%, compared to 57.4% in 2000. The loss ratio is the sum of the losses and loss adjustment expenses paid and accrued by PDIC expressed as a percentage of net premiums earned. The reduction in the loss ratio is attributable to the continued favorable development experienced on prior years' losses. Favorable development occurs when actual losses and loss adjustment expenses are lower than previously estimated or expected. Total favorable development recorded in 2001 was $1,619. There can be no assurance, however, that the Registrant will continue to experience favorable developments in the future.

          Favorable or adverse development also occurs when subsequent estimates of the loss reserve liability change from their initial estimate. A subsequent decrease in the estimate results in favorable development. A subsequent increase in the estimate results in adverse development. Development, either favorable or adverse, is reflected as a decrease or increase according to the current year loss and loss adjustment expense total. Estimates of the loss reserve liability are developed by independent outside actuaries that specialize in the insurance industry. These actuaries use various methodologies to calculate the appropriate amount of the loss reserve liability that should be accrued each year. As claims get older, the actuary is able to estimate the loss reserve liability with greater accuracy. In the first two years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, estimating the loss reserve liability is more difficult. Initial estimates from the actuary may be too high or too low. As more time passes, the claims become more certain. Eventually, all the claims in a particular year are closed and no additional development, favorable or adverse, will be experienced because the amount of the claims becomes certain.

          Operating and administrative expenses increased during 2001 largely as a result of costs associated with the Conversion. The combined total of operating and administrative expenses and demutualization expenses for 2001 of $3,922 represented an increase of $567, or 16.9%, compared to 2000. The costs of demutualization increased from $70 in 2000 to $349 in 2001 because the majority of the work was performed in 2001. Operating and administrative expenses increased from $3,284 in 2001 to $3,574 in 2002. The increase of $290, or 8.8%, was primarily the result of increased personnel costs of $213 for 2001 as compared to 2000.

          Interest expense in 2001 declined $269 from 2000. This decrease was primarily the result of the reduction in the balance of outstanding surplus certificates, the write-off of interest expense on certain surplus certificates whose holders converted to stock in the Conversion, and a national reduction of the overall interest rates. The decrease in the balance of outstanding surplus certificates accounted for $48 of the decrease. Another $165 of the reduction was the result of the write-off of interest from the surplus certificates that were converted to stock. The remainder of the reduction is a function of the overall decrease in interest rates as interest expense on bank debt was reduced.

          During 2001, PDIC paid $297 in a policyholder dividend to those eligible policyholders who met specific criteria in accordance with the terms of the Conversion. As the dividend is contingent upon future policy renewals and a 60-day holding period, the Registrant has only accrued for dividends due to policyholders that have met the stated criteria at December 31, 2001. Additional amounts that could be paid out in 2002, assuming a 100% renewal rate, approximate $321.

          Federal income taxes were reflected at an effective rate of 38.8% for 2001. This compares to an effective rate of 10.7% for 2000. The increase in the effective rate is the result of incurring expenses in connection with the Conversion that are not deductible for tax purposes.

Financial Condition, Liquidity, and Capital Resources (000 omitted):

          The primary sources of the Registrant's liquidity, on both a short-term and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance, and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short-term and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums, and taxes.

          Trends or uncertainties that may have an impact on short-term or long-term liquidity include changes in the cost and availability of reinsurance, changes in interest rates and changes in investment income. Due to the uncertainties created by the events of September 11 and the volatility of the securities market, the cost of obtaining reinsurance has increased. As the costs of obtaining reinsurance change in the future, the Registrant intends to adjust the rates it charges its customers. However, such rate changes may be limited by competition. The Registrant believes that it will be able to manage these reinsurance costs so the impact on overall liquidity is reduced.

          When interest rates decline, the cost of borrowing decreases and the market value of the Registrant's investment portfolio, which primarily consists of debt securities, generally increases. At the same time, however, the overall yield on new investments tends to decrease. When interest rates increase, the opposite effect is realized. Interest rates appear to be at historically low levels. If interest rates begin to increase, it will be unlikely that the Registrant would realize gains on portfolio assets during 2002 at the same levels as 2001. However, the Registrant is hopeful that such lower gains will be offset by increased interest earned on other investments, thus having less of an impact on liquidity.

          The Registrant's net cash flow generated by operations was $340, compared to $639 for 2000. The Registrant generated positive cash flow from investing activities of $15,179 during 2001. This was the result of the sale of the bonds described above. Cash received from financing activities for 2001 was $993. This positive cash flow was primarily the result of common stock issued during the year offset by a reduction in bank indebtedness.

          At December 31, 2001, the Registrant had cash and cash equivalents of $17,649. Most of this will be re-invested into long-term bonds during 2002. A sufficient portion will be maintained in cash and other short-term instruments to meet cash flow needs for 2002.

          The Registrant also has two lines of credit available through the same financial institution. Both lines of credit are guaranteed by PD Finance and PD Services. One line of credit is a revolving line of credit which is used for general corporate purposes and to assist PD Finance with its financing of insurance premiums and is secured by the premium finance contracts. The Registrant can borrow up to $1,500 and the principal accrues interest at .5% over the bank's prime rate. The second line of credit is an acquisition line of credit which is used to provide financing for potential acquisitions and is secured by the assets of the Registrant. The Registrant can borrow up to $500 and the principal accrues interest at 1% over the bank's prime rate. Both lines of credit require, among other things, that the Registrant maintain a minimum tangible net worth of $7,000, that PDIC maintain a minimum surplus of not less than 40% of the total Risk Based Capital (as defined by the National Association of Insurance Commissioners), and that the Registrant deliver periodic financial reports to the bank.

          The Registrant's financial condition was significantly and favorably affected by the Restructure. Prior to the Conversion, PDIC's equity was reported as "policyholders' surplus." After the Conversion, equity is reported as "stockholders' equity." Equity increased from $3,511 of policyholders' surplus at December 31, 2000, to shareholders' equity of $7,286 at December 31, 2001. This increase in surplus is a result of both the Offering, in which the Registrant issued 333,500 shares of common stock and received total net proceeds of $1,419, and retention of earnings for the year. In addition to the cash proceeds of the Offering, the Registrant received 1,814 Surplus Certificates with a total stated value of $1,814, decreasing the Registrant's liabilities and increasing its equity by that amount.

          Based on historical trends, market conditions and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our short-term and long-term liquidity needs over the next year and beyond. Because economic, market and regulatory conditions may change, however, there can be no assurance that our funds will be sufficient to meet these liquidity needs. In addition, competition, pricing, the frequency and severity of losses and interest rates could significantly affect the Registrant's short-term and long-term liquidity needs.

Critical Accounting Estimates and Judgments

          The consolidated financial statements include certain amounts, based upon informed estimates and judgments made by management, for transactions not yet complete or for which the ultimate resolution is not certain. Such estimates and judgments affect the reported amounts in the financial statements. Although management believes that they are making the best decisions based upon information then available, it is possible that as conditions and experience develop, these estimates may change and may be materially different from originally reported in the financial statements. The Registrant's reserves for unpaid loss and loss adjustment expenses represent the most critical estimate present within the financial statements.

Loss and Loss Adjustment Expense Reserves

          PDIC is required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. These laws and regulations require that PDIC provide for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability.

          The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. PDIC's current reserve policy recognizes this uncertainty by maintaining bulk reserves to provide for the possibility that actual results may be less favorable compared to the estimated costs relative to the case reserve estimation process. PDIC does not discount its reserves to recognize the time value of money.

          When a claim is reported to PDIC, claims personnel establish a case reserve for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. The claims staff periodically adjusts case reserves as more information becomes available.

          PDIC maintains bulk reserves for claims made but not reported and for developments on reported claims. The bulk reserve is determined by estimating the ultimate liability for both reported and non-reported claims and then subtracting the case reserves for reported claims.

          Each quarter, PDIC computes its estimated liability using appropriate principles and procedures. PDIC's independent actuary also considers its reserves twice a year. Because the establishment of loss reserves is an inherently uncertain process, however, there can be no assurance that losses will not exceed reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, PDIC receives a statement of opinion by its appointed actuary concerning the reasonableness of its statutory reserves. The results of these actuarial studies have consistently indicated that PDIC's reserves are reasonable.

          A reconciliation of the beginning and ending net liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2001 and 2000 is provided in Note 6 to the consolidated financial statements within Part F/S of this filing.

          The following table shows the development of the reserve for unpaid losses and loss adjustment expenses from report years 1991 through 2001 for PDIC. The top line of the table shows the reserve for unpaid losses and loss adjustment expense at the balance sheet date. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the losses. The lower portion of the table shows the reestimated amount of the previously recorded losses based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. The redundancy (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior liability estimate. The "cumulative redundancy" (deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

          The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process.

	Report Year Ended December 31,
	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	(in thousands)
Reserve for unpaid losses and loss adjustment expenses	$2,919	$2,634	$3,321	$3,619	$2,572	$2,960	$3,944	$3,042	$1,890	$2,894	$3,317

Cumulative amount of liability paid through:
One year later	1,176	382	976	1,451	1,342	1,521	590	675	641	609
Two years later	2,605	1,435	2,239	2,658	2,758	3,160	1,726	1,402	1,159
Three years later	2,924	1,789	2,963	4,296	3,544	3,871	1,991	1,532
Four years later	3,011	2,331	3,040	4,532	3,809	4,112	2,089
Five years later	3,170	2,282	3,512	4,791	4,014	4,256
Six years later	3,344	2,257	3,551	4,865	4,062
Seven years later	3,951	2,254	3,551	4,904
Eight years later	3,960	2,254	3,551
Nine years later	4,093	2,254
Ten years later	4,093

Reestimated net liability as of:
One year later	3,530	2,863	3,177	4,076	3,700	4,285	3,287	2,805	2,303	2,522	-
Two years later	3,281	2,336	3,155	4,427	4,078	4,841	2,944	2,134	1,994
Three years later	3,211	2,295	3,375	5,067	4,144	4,843	2,425	1,820
Four years later	3,280	2,334	3,505	5,057	4,141	4,735	2,163
Five years later	3,697	2,282	3,679	4,959	4,359	4,405
Six years later	4,059	2,257	3,625	4,957	4,260
Seven years later	4,049	2,254	3,598	4,904
Eight years later	4,050	2,254	3,551
Nine years later	4,093	2,254
Ten years later	4,093

Net cumulative (deficiency) redundancy	(1,174)	380	(230)	(1,285)	(1,688)	(1,445)	1,781	1,222	(104)	372	-

          As previously discussed, the process of estimating loss and loss adjustment expense reserves is inherently uncertain, which results in favorable and adverse development on initial estimates. The table above illustrates such uncertainty. Another variable in the process of estimating reserves is the quality of the claims administration. The underlying claims must be promptly analyzed to accurately estimate the potential loss. Prior to 1998, PDIC's claims were administered by an outside claims administrator. Beginning in 1998, PDIC hired its own employees to administer the claims. At the same time, PDIC also engaged a new actuarial firm.

          From time to time, and at least annually, an independent actuary that specializes in the insurance industry performs a study for PDIC that results in a recommended reserve level for losses and loss adjustment expenses. The actuary reviews PDIC's historical claim payment data and premiums data. In addition, the actuary performs statistical analyses based upon many factors, including the size of the firms insured, the ages of the attorneys, the practice areas of the attorneys, and the nature of the underlying errors that drive the claims. The actuary also considers the terms of PDIC's reinsurance contracts. Ultimately, based on this examination, the actuary provides PDIC with an estimate of the reserves that should be recorded. These estimates vary from study to study based on new information available about previous claims and uncertainties inherent in new claims. Occasionally, as can be seen in the table, the estimates initially recorded for losses and loss adjustment expenses based upon the actuarial studies prove to be significantly different from actual results.

          Beginning in 1996, PDIC has focused its efforts on refining the process of estimating the ultimate cost of claims and in decreasing the length of time it takes to settle a claim. Decreasing the length of time to settle claims brings certainty to the estimates more quickly. In the first few years after bringing claims administration in-house and in reaction to the prior underestimated reserves recorded by the outside claims administrator, reserve levels were too conservative, resulting in high reserves. With more experience, refined assessment procedures and working closely with its actuary, PDIC expects to improve its accuracy for setting initial reserves with the hopes that subsequent development as a percentage of the initial estimate will be minimal. Unfortunately, any improvement in the accuracy of such estimates, if any, will not be known for some time.

          Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

          Statutory accounting principles require reserves to be reported net, i.e., after reinsurance. Generally accepted accounting principles require reserves to be reported gross, i.e., before reinsurance with a corresponding asset established for the reinsurance recoverable. When compared on a net basis, our Statutory and GAAP reserves are identical.

ITEM 3.          DESCRIPTION OF PROPERTY

          The Registrant maintains its principal executive offices at 161 Ottawa Avenue, N.W., Suite 607, Grand Rapids, Michigan, where approximately 8,900 square feet of space is leased from an unaffiliated landlord. The space is leased under a five-year lease that expires on July 31, 2003. The lease may be extended based upon an optional renewal provision until July 31, 2008. The Registrant's premises are adequate for its present needs.

          Upon the expiration of the lease, there can be no assurance that the Registrant will be able to execute a new lease with its existing landlord. However, in the opinion of management, the state of the real estate market in Grand Rapids and the surrounding area is such that numerous alternative offices are available on comparable or similar terms and such a course of action would not have a material adverse effect on the Registrant's business.

          The Registrant's primary assets are the shares of stock in its subsidiaries. One subsidiary, PDIC, has substantial cash-on-hand. PDIC's cash would normally be invested in high-quality bonds with the objective of providing stable income while maintaining liquidity at appropriate levels for its current and long-term claim requirements. The portfolio would consist primarily of government bonds, municipal bonds, collateralized mortgage obligations and investment-grade corporate bonds. Substantially all bond investments would be made in financial instruments with National Association of Insurance Commissioners ratings of "1." Due to recent market conditions, however, PDIC liquidated most of its portfolio investments due to favorable bond market conditions in the third quarter, 2001, and holds the proceeds as cash as of December 31, 2001. The Registrant and its subsidiaries do not ordinarily invest in real estate, interests in real estate, real estate mortgages or interests in companies primarily engaged in real estate activities.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information concerning the number of common shares of the Registrant held as of December 31, 2001 by each shareholder who is known to the Registrant's management to have been the beneficial owner of more than 5% of the outstanding shares of the Registrant's common stock as of that date; each director of the Registrant; and each executive officer of the Registrant named in Part I, Item 6.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class (3)

Stephen M. Tuuk	16,675	5.0%

Charlene M. Snow	2,000	0.6%

David W. Crooks	11,000	3.3%

Thomas J. Ryan	2,200	0.7%

Tracy T. Larsen	6,000	1.8%

Craig A. Anderson	10,000	3.0%

Joseph A. Fink	5,300	1.6%

Mary L. Ursul	14,500	4.3%

Stephen M. Westfield	10,000	3.0%

All Executive Officers and Directors as a group (9 persons)	77,675	23.3%

(1)	Unless otherwise noted, the address of each beneficial owner is 161 Ottawa Ave., N.W., Suite 607, Grand Rapids, Michigan, 49503.

(2)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person would also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days, but no shares listed are deemed to be beneficially owned for this reason. These numbers include shares as to which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses and minor children over whom the listed person may have substantial influence by reason of relationship.

(3)	Percentage of beneficial ownership is based on 333,500 shares of common stock outstanding.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          (a)  Identify Directors and Executive Officers.

          The following table presents names and ages of all persons who presently are and who have been selected as directors or executive officers of the Registrant, all positions and offices with the Registrant held by each such person, the term of office of each person named as a director, and any period during which he or she has served as such. All executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position & Office with Registrant	Present Term as Director Expires	Director / Officer Since (1)

Stephen M. Tuuk	49	President and Chief Executive Officer; Director	2005	1993 / 1993

Mary L. Ursul	43	Vice President and Secretary; Director	2004	2002 / 2000

Stephen M. Westfield	40	Vice President and Treasurer; Director	2003	2002 / 1997

Charlene M. Snow	50	Director	2003	1987

David W. Crooks	53	Director	2003	1993

Thomas J. Ryan	55	Director	2005	1995

Tracy T. Larsen	42	Director	2004	1996

Craig A. Anderson	46	Director	2003	2000

Joseph A. Fink	59	Director	2005	2002

Julius A. Otten	63	Director	2004	2002

(1)

Includes service as a director or executive officer of Michigan Lawyers Mutual Insurance Company prior to Conversion on July 1, 2001, and service as a director or executive officer of the Registrant from the date of Conversion.

Business Experience

          The following is a brief account of the experience, during the last five years, of each director and executive officer of the Registrant:

          Stephen M. Tuuk has served as President and Chief Executive Officer of the Registrant and PDIC since 1993. He has also served as Chairman of the Board of the Registrant and PDIC since 1996. Mr. Tuuk is also currently the chairman of the Governance Committee and the Executive Committee. Before this, Mr. Tuuk served as counsel to the organizing Board of Directors of PDIC in connection with its formation and served as general counsel to PDIC from 1988 to 1993. In addition to his responsibilities with PDIC, he is a member of the American Bar Association, the State Bar of Michigan and the Grand Rapids Bar Association. Mr. Tuuk is a former member of the Standing Committee on Insurance Law, was a member of the State Bar's Lawyers Professional Liability Insurance Committee and is a member of the American Bar Association's Committee on the Public Regulation of Insurance. He is a past president of the National Association of Bar-Related Insurance companies. Mr. Tuuk was an associate from 1984 to 1989, a full-time member from 1990 to 1992 and a part-time member from 1993 to 1995 at Miller, Canfield, Paddock and Stone, P.L.C., Detroit and Grand Rapids, Michigan. He received his undergraduate degree with honors from Calvin College in 1975 and his law degree with honors from Valparaiso University in 1978. Mr. Tuuk was admitted to the State Bar of Michigan in 1978.

          Charlene M. Snow has served as a director of PDIC since its formation in 1987 and as a director of the Registrant since 1996. She currently serves as a member of the Compensation Committee. Ms. Snow has been self-employed as a consultant since 1998, most recently working with the Youth Urban Agenda/Civic Literacy Project at Wayne State University. She is a member of the State Bar of Michigan, is a member of the State Bar Prisons and Corrections Section and serves as a board member for the Friends School in Detroit. Ms. Snow is a member of the Alternative Dispute Resolution Section of the State Bar of Michigan. In 2001, she completed the requirements under the Michigan Court Rules to be a Facilitative Mediator in court cases in Michigan. She is presently on the Oakland County Circuit Court's list of mediators and has mediated cases for Neighborhood Mediation Centers and for the courts. Ms. Snow is also a board member and past chair of the Michigan Women's Campaign Fund. Ms. Snow practiced law with Michigan Legal Services, in a solo practice, and in small law firms from 1976 to 1998. She was an associate with Chiamp and Associates from 1990 until her retirement from active practice in July 1998. In addition to the State Bar, she is a member of the Women Lawyers Association of Michigan and served as president of that organization in 1987. Ms. Snow received her undergraduate degree from Michigan State University, James Madison College, and her law degree from the University of Detroit. She was a recipient of the Champion of Justice Award from the State Bar of Michigan in 1987 and a recipient of the Spirit of Detroit Award in 1981. Ms. Snow was admitted to the State Bar of Michigan in 1976.

          David W. Crooks has been a director of PDIC since 1993 and a director of the Registrant since 1996. He currently serves as a member of the Executive Committee and the Audit Committee. Since 1997, Mr. Crooks has been the principal business consultant for Value Added Consultants, Ltd. He is a member of both the American Bar Association and the State Bar of

Michigan. From 1983 to 1997, Mr. Crooks served as Vice President, General Counsel and Secretary of Kysor Industrial Corporation, where he was responsible for all legal matters of the corporation, its subsidiaries and divisions and Board of Directors. Before joining Kysor, Mr. Crooks practiced law with Warner, Norcross & Judd of Grand Rapids, Michigan. Mr. Crooks was a member of the Cadillac Area Steering Team, a group of business leaders who provided "community betterment programs," and was a member of the Cadillac Local Development Authority, which administered and facilitated an environmental cleanup in the Cadillac Industrial Park. Mr. Crooks holds degrees from Denison University and Vanderbilt School of Law. He also graduated from the United States Air Force pilot training school and served as a military pilot. Mr. Crooks was admitted to the State Bar of Michigan in 1977.

          Tracy T. Larsen has been a director of PDIC and the Registrant since 1996. He currently serves as a member of the Governance Committee and the Executive Committee. Mr. Larsen has been a partner with Warner Norcross & Judd LLP since 1991 and serves as Chairman of the firm's Corporate Mergers and Acquisitions Group. He is a member of the American Bar Association and presently serves on its Negotiated Acquisitions Subcommittee of the Business Law Section. He also is a member of the State Bar of Michigan and serves as the Chairman of the Business Law Section of the State Bar of Michigan. Mr. Larsen has been elected a Fellow of the Michigan Bar Foundation, is listed in Who's Who in American Law, and has been named in Best Lawyers of America. His legal expertise encompasses all aspects of corporate and securities law, with an emphasis on mergers, acquisitions and corporate finance. Mr. Larsen is a graduate of Hope College (A.B. summa cum laude, 1981) and Indiana University School of Law (J.D. magna cum laude, 1984). He holds numerous academic distinctions and honors, including being named Phi Beta Kappa and Baker Scholar and being elected to the Order of the Coif and the Order of the Barristers. While at Indiana University, Mr. Larsen served as the Executive Editor of the Indiana Law Journal and was a member of the National Moot Court Team. He was admitted to the State Bar of Michigan in 1984.

          Thomas J. Ryan has been a director of PDIC since 1995 and a director of the Registrant since 1996. He currently serves as a member of the Governance Committee and the Executive Committee. Mr. Ryan has been a practicing attorney with his own law practice since 1977. He is a member of the American Bar Association, the State Bar of Michigan and the Oakland Ancient Order of Hibernians. He is the immediate past President of the State Bar of Michigan. Mr. Ryan has been a member of the Board of Commissioners of the State Bar of Michigan since 1992. He also is Attorney for the Village of Beverly Hills and the City of Keego Harbor, Prosecuting Attorney for the Township of Bloomfield and the Township of Southfield and City Attorney for the City of the Village of Clarkston and the City of Orchard Lake Village. In addition to the Oakland County Bar Association, he served as a member of the Oakland/Livingston Legal Aid Board of Directors and was its Vice President from 1994 to 1995. Mr. Ryan served on the Oakland County Bar Association Board of Directors and was its President from 1993 to 1994. He received his undergraduate degree from the University of Notre Dame and his law degree from the University of Detroit. He has been in the private practice of law since January 1977. Mr. Ryan was admitted to the State Bar of Michigan in 1973.

                    Craig A. Anderson was elected a director of PDIC and the Registrant in 2000. He currently serves as a member of the Audit Committee. Mr. Anderson has more than 20 years of Board of Director and senior management experience. He currently serves on several private Boards of Directors, including PrairieWave Communications, Inc. ("PrairieWave," from its formation in March 2002 to present), Natural Gas Compression Systems, Inc. (from its formation in March 1, 2001 to present), and United States Communications Corporation ("CommCorp," from its formation in April 2000 to present). He has also served as a director of several other companies including Bandy Telecom Group, Inc. (from October 1999 to April 2000 when it was acquired by CommCorp), Dakota Telecommunications Group, Inc. ("DTG," from July 1977 through August 1999 when it was acquired by McLeodUSA Incorporated, "McLeodUSA"), The Austad Company("Austads," from November 1992 through May 1994), DialNet, Inc. ("DialNet," from July 1989 through August 1998 when it was acquired by MCI/Worldcom) and The Zond Group ("Zond" from April 1983 through January 1987). Zond is currently owned and operated by GE Capital Corporation and its affiliates. Mr. Anderson currently serves as Chairman and CEO of PrairieWave (from March 2002 to present) and as Chairman of CommCorp (from April 2000 to present). In the past he has served as a business consultant for McLeodUSA (from August 1999 through July 2001), as Vice President for McLeodUSA (from March 1999 through August 1999), as President and CFO of DTG (from January 1997 to August 1999), as Vice President and Corporate Secretary for Austads (from November 1992 through May 1994), as Vice President-CFO, General Counsel and Corporate Secretary for DialNet (from July 1989 through March 1993) and as Senior vice President-General counsel and Corporate Secretary for Zond (from April 1983 through January 1987). Mr. Anderson received a B.A. degree from Augustana College in accounting, economics and business administration in 1977, a J.D. degree from the University of Southern California in 1980 and M.B.A. and M.P.A. degrees from the University of South Dakota in 1996. Mr. Anderson is a Certified Public Accountant (South Dakota, 1996 to present) and is licensed to practice law, having been admitted to the state bars in California (1980), South Dakota (1987) and Minnesota (1988).

          Joseph A. Fink was elected a director of the Registrant in 2002. He currently serves as the chair of the Compensation Committee. Mr. Fink has been a member with Dickinson Wright, PLLC since 1976 and serves as Director of the firm's Insurance Industry Task Force. He is a member of the State Bar of Michigan and the Federal Bar Association. He currently serves as chair of the Ingham County Hearing Panel for the State Bar Disciplinary Board. Mr. Fink is a Fellow of the Michigan Bar Foundation, is listed in Who's Who in American Law and Who's Who in the Law, and been named in Best Lawyers In America. He is a past member of the Michigan Defense Trial Counsel Association, the Ingham County Commercial Mediation Panel and former Chair of the Trial Experience Subcommittee of the DeVitt Committee on Trial Competency of the U.S. District Court, Western District of Michigan. He has also served as a member of the U.S. Courts Committee and the Committee on Local Rules for the U.S. District Court, Western District of Michigan. Mr. Fink has served as an Adjunct Professor on Trial Advocacy at the Thomas M. Cooley Law School and is a former member and Secretary of the Olivet College Board of Trustees. His legal expertise is in the area of insurance and regulatory litigation and he has represented numerous insurance industry clients before the Michigan Office of Financial and Insurance Services. Mr. Fink received his undergraduate degree from Oberlin College and his law degree from the Duke University School of Law. Mr. Fink was admitted to the State Bar of Michigan in 1968.

          Julius A. Otten was elected a director of the Registrant in 2002. He currently serves as the chair of the Audit Committee. Mr. Otten is a Certified Public Accountant (CPA) in the State of Michigan. He is a member of the MACPA, where he has served as an officer and director. In the past, he has chaired the MACPA's Member Insurance and Annual Meeting committees. He is also a member of the American Institute of Certified Public Accountants (AICPA), where he has served on Council, and the Detroit Athletic Club, where he has served as an officer and director. He retired in 1999 after a 36-year association with KPMG, LLP where he served as partner-in-charge of the firms Michigan insurance industry practice. Since retirement from KPMG, Mr. Otten has worked as an independent consultant on matters requiring insurance industry expertise as well as with BDO Seidman, LLP to develop, then serve BDO insurance clients. He has worked with the Office of Financial and Insurance Service (OFIS) of the State of Michigan on behalf of various insurers and has served on task force committees organized by the OFIS and others. He has also represented the MACPA on OFIS issued affecting the accounting profession. Mr. Otten received BBA and MBA degrees from the School of Business Administration at the University of Michigan. He is a member of the University's Presidents Club and has served as governor of the U of M Club of Greater Detroit. He currently serves on the Board of the Paton Accounting Fund and the Paton Accounting Center at the University of Michigan, Ann Arbor, the Financial and Accounting Advisory Board at the University of Michigan, Dearborn, and on the Accounting Advisory Board of Henry Ford Community College.

          Mary L. Ursul was elected a director of the Registrant in 2002. Ms. Ursul joined PDIC and the Registrant in 2000 as an executive officer and serves as its Vice President and Secretary. Ms. Ursul also served as a director of PDIC from 1995 to 2000. Before joining PDIC, Ms. Ursul practiced law from 1985 to 1988 with Dykema Gossett and from 1988 to 1989 had her own practice. From 1989 to 1998, Ms. Ursul served as General Counsel and Director of Administrative Services at Blodgett Memorial Medical Center and from 1998 to 2000 served as General Counsel/VP Administrative Services and was Corporate Compliance Officer for Spectrum Health, a large healthcare system located in Grand Rapids, Michigan. In addition to the State Bar of Michigan and the Grand Rapids Bar Association, she was a former member of the American Society of Healthcare Risk Management and the Michigan Society of Healthcare Risk Management. Ms. Ursul received a B.S. degree in nursing from New York University in 1981 and a law degree from the University of Detroit School of Law. She is the 1995 recipient of the R. Paul Venzke Award from the Michigan Society of Healthcare Risk Management. Ms. Ursul was admitted to the State Bar of Michigan in 1985. Ms. Ursul is a director of Kent Commerce Bank, a wholly-owned subsidiary of Capital Bancorp, Ltd.

          Stephen M. Westfield was elected a director of the Registrant in 2002. Mr. Westfield joined PDIC in April 1994 as Director of Finance and Accounting. In April of 1997, he was appointed to the position of Vice President, Finance and Information Systems, and Treasurer, and in 1999 assumed the position of Vice President of Finance and Treasurer of PDIC and the Registrant. Before joining PDIC, he worked for ten years with Plante & Moran, a public accounting and consulting firm. His experience in public accounting was with a large variety of clients in the audit practice, including manufacturing, schools, governmental units and service industries. Mr. Westfield received a B.B.A. degree from Western Michigan University in

December 1983. He is a Certified Public Accountant (CPA) and a member of the American Institute of Certified Public Accountants.

          All executive officers of the Registrant are full-time employees and are not employed by other companies.

          (b)  Identification of Certain Significant Employees

          The Registrant does not presently employ any person who is not an executive officer who makes or is expected to make a significant contribution to the business of the Registrant.

          (c)  Family Relationships

          No family relationship exists between any director or executive officer of the Registrant.

          (d)  Involvement in Certain Legal Proceedings

          No event listed in sub-paragraphs (1) through (4) of subparagraph (d) of Item 401 of Regulation S-B has occurred with respect to any present executive officer or director of the Registrant or any nominee for director during the past five years.

ITEM 6.	EXECUTIVE COMPENSATION

          (a) Summary of Compensation

          The following table sets forth for the fiscal year ended December 31, 2001, the cash and non-cash compensation awarded, paid or accrued by the Registrant and its subsidiaries to Stephen M. Tuuk, President, Chief Executive Officer and director, Mary L. Ursul, Vice President and Secretary, and Stephen M. Westfield, Vice President and Treasurer. No other executive officers of the Registrant earned more than $100,000 in total annual salary and bonus for 2001 in all capacities in which such person served the Registrant.

		Annual Compensation		Long-Term Compensation Payouts

Name and Principal Position	Year	Salary	Bonus	LTIP Payouts	All Other Compensation(1)

Stephen M. Tuuk, President and Chief Executive Officer	2001	$233,640	$101,641	$411,158	$5,250

Mary L. Ursul, Vice President and Secretary	2001	147,640	36,222	28,275	-

Stephen M. Westfield, Vice President and Treasurer	2001	106,640	29,419	67,055	5,250

(1)          Consisting of the Registrant's 50% matching contribution under its 401(k) plan.

          The Registrant had no stock options and made no long-term incentive plan awards in 2001.

          (b) Compensation of Directors

          Each Director who is not an employee is paid a quarterly fee of $2,000 and $500 for each meeting. Directors of the Registrant who are employees do not receive any compensation for their services as members of the Board of Directors. All directors are reimbursed for expenses incurred in connection with their attendance at meetings of the Board of Directors.

          Prior to the Conversion and Restructuring, Directors of the Registrant received awards pursuant to the Registrant's Directors and Officers Incentive Compensation Plan ("LTIP"). Under the LTIP, directors and executives were given certain rights in the form of share grants ("Share Grants"), appreciation units ("Appreciation Units") and deferred compensation units

("Deferred Compensation Units"). Currently, there is no form of deferred compensation for the Board of Directors.

          The following table states the total LTIP payments made during the year ended December 31, 2001:

Officer and/or Director	LTIP Payouts

Craig A. Anderson	$15,405
David W. Crooks	66,539
Tracy T. Larsen	51,903
Pamela J. Liggett	8,371
Thomas J. Ryan	26,945
Charlene M. Snow	16,944
Stephen M. Tuuk	411,158
Mary L. Ursul	28,275
Stephen M. Westfield	67,055

Total	$692,595

          (c) Employment Contracts and Termination of Employment and Change-In-Control Arrangements

          The Registrant has various agreements with its executive officers as described below.

          Agreement with Mr. Tuuk. The Registrant has an employment agreement with Mr. Tuuk. The agreement provides that the Registrant and Mr. Tuuk may end the employment at any time and for any reason. If the Registrant ends Mr. Tuuk's employment without cause, then it is required to pay Mr. Tuuk's base salary and benefits for 24 months from the date of termination. If Mr. Tuuk resigns his employment or is terminated without cause, then Mr. Tuuk is immediately deemed to have resigned from the Registrant's Board of Directors and as a director of PDIC and any of the Subsidiaries. Upon termination of employment and for 24 months thereafter, Mr. Tuuk may not compete against the Registrant, PDIC, or any of the Subsidiaries in any state in which they are doing business. In addition, Mr. Tuuk is required to return all confidential or proprietary information to the Registrant upon termination. Finally, any disputes arising under the agreement are subject to an arbitration agreement which prohibits Mr. Tuuk from filing claims in a judicial forum.

          Agreements with Ms. Ursul and Mr. Westfield. The Registrant has employment termination and severance agreements with Ms. Ursul and Mr. Westfield, respectively, which provide that the Registrant and Ms. Ursul and Mr. Westfield may end their respective employment at any time and for any reason. If the Registrant ends Ms. Ursul's or Mr. Westfield's employment without cause, then it must pay the employee's base salary and benefits for 12 months from the date of termination. Upon termination of employment and for 12 months thereafter, Ms. Ursul and Mr. Westfield may not compete against the Registrant, PDIC or any of the Subsidiaries in any state in which they are doing business. In addition, Ms. Ursul and Mr. Westfield are required to return all confidential or proprietary information to the Registrant upon termination. Finally, any disputes arising under the agreements are subject to an arbitration agreement which prohibits Ms. Ursul and Mr. Westfield from filing claims in a judicial forum.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          As part of the Conversion and Restructuring of the Registrant discussed in Part I, Item 1, the executive officers and directors of the Registrant participated in the Subscription Offering and Best Efforts Offering and purchased the Registrant's common stock. The purchase price paid by the executive officers and directors was $10 per share, which was the same as the purchase price paid by all other purchasers, including the Participants and the public. For additional information about the Conversion and Restructuring, Subscription Offering and Best Efforts Offering, see Part I, Item 1. The officers and directors purchased a total of 77,675 shares of common stock in the Subscription and Best Efforts Offering. The number of shares listed for each individual officer and director is listed in Item 4 of this filing and represents the total number of shares that individual purchased in the offerings.

          Also as part of the Conversion and Restructuring, the executive officers and directors received compensation in settlement of the Directors and Officers Long Term Incentive Compensation Plan, which included Share Grants, Deferred Compensation Units, and Appreciation Units. For additional information about executive compensation, see Part I, Item 6.

          The Registrant's president and chief executive officer, Mr. Steve Tuuk, serves as a director on the board of directors of Lawyers Reinsurance Company ("LRC"). Mr. Tuuk receives no compensation or any other remuneration for serving as a director on LRC's board of directors. LRC is a reinsurance company owned by various members of the National Association of Bar Related Insurance Companies. Professionals Direct Finance, Inc., a wholly owned subsidiary of the Registrant, made an initial investment in LRC of $250,000 and currently owns 12.5% of its common stock. Through negotiations by outside brokers, the Registrant occasionally cedes premium to LRC. LRC is under no obligation to contract with the Registrant and the Registrant is under no obligation to use LRC as a reinsurer.

ITEM 8.	DESCRIPTION OF SECURITIES

          General. The Registrant is authorized to issue 5,000,000 shares of common stock. A shareholder is entitled to receive a proportionate share of any dividends declared by the Board of Directors and to one vote per share on all matters submitted to a vote of the shareholders of the Registrant. In an election of directors, a shareholder does not have the right to accumulate votes and vote them for one director. Rather, the holders of a majority of the outstanding shares have the power to elect all of the directors, and the remaining holders do not have the power to elect any directors. The Registrant is not required to offer any additional shares to a shareholder for sale before selling shares to the public or to any other shareholder. A holder's shares do not give the holder any right to convert them into any other security or to require the Registrant to repurchase them. If the Registrant is liquidated or dissolved, then a shareholder is entitled to receive the holder's proportionate share of the net assets of the Registrant after the payment of all of its creditors and all holders of its securities that have rights to receive payment before holders of common stock.

          Dividends. The Registrant may pay cash dividends on its common stock at times determined by the Board of Directors and when legally allowed. Payment of dividends by the Registrant may be contingent on the receipt of dividends from PDIC. The payment of dividends by PDIC is subject to limitations imposed by the Michigan Insurance Code and its Plan of Conversion. PDIC is not presently permitted to pay any dividends until such time as the Surplus Certificates are paid in full.

          Limitation On Transfers and Resales. Shares of common stock are not freely transferable. The Michigan Insurance Code restricts transfer of the shares purchased by officers and directors for one year from the effective date of the Conversion, July 1, 2001 (the "Effective Date"). For a period of five years following the Effective Date, no person may acquire more than 5% of the common shares of the Registrant without the prior approval of OFIS. Share certificates bear a legend giving appropriate notice of these restrictions. Any shares issued as a stock dividend, stock split or otherwise with respect to these shares will be subject to the same restrictions.

          Officers are further prohibited for a period of three years following the Effective Date from purchasing outstanding shares of common stock except through a broker/dealer or pursuant to a tax qualified stock benefit plan, without the approval of OFIS. In addition, officers and their affiliates may not be granted options to purchase the Registrant's common stock for a period of two years following the Effective Date if the aggregate holdings of all such officers and affiliates exceed or would exceed 25% of the common stock issued by the Registrant upon exercise of such options.

Restrictions on Acquisitions and Business Combinations

          General. Michigan law contains provisions that may, in conjunction with the articles and bylaws of the Registrant, have the effect of impeding a change of control of the Registrant. These provisions may have the effect of discouraging a future takeover attempt that individual shareholders may deem to be in their best interests or in which shareholders might receive a substantial premium for their shares over the then-current market price. As a result, shareholders that desire to participate in such a transaction may not have an opportunity to do so. The following is a summary of the provisions of Michigan law and the charter of the Registrant relating to these restrictions.

          Business Combinations. Chapter 7A of the Michigan Business Corporation Act contains provisions which generally require that business combinations between a corporation subject to Chapter 7A and an owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast, other than voting shares owned by the 10% owner. The high vote requirements will not apply if (i) the corporation's board of directors approves the transaction before the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

          Control Share Acquisitions. Chapter 7B of the Michigan Business Corporation Act provides that "control shares" acquired in a "control share acquisition" have no voting rights except as granted by the shareholders of the Registrant. "Control shares" are outstanding shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the Registrant. A "control share acquisition" generally must be approved by a majority of the votes cast by shareholders entitled to vote, excluding shares owned by the acquirer and officers and employee-directors of the Registrant. The bylaws of the Registrant provides that Chapter 7B does not apply to control share acquisitions of the common stock.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

          There is no public trading market for the Registrant's securities.

          No shares of common stock may be sold currently pursuant to Rule 144 under the Securities Act of 1933 as of the date of this filing.

Holders

          As of December 31, 2001, there were approximately 796 record holders of the Registrant's common stock.

Dividends

          The Registrant has never declared a cash dividend on its common stock.

          Payment of dividends by the Registrant may be contingent on the receipt of dividends from PDIC. The payment of dividends by PDIC is subject to limitations imposed by the Michigan Insurance Code and its Plan of Conversion. PDIC is not presently permitted to pay any dividends until such time as the Surplus Certificates are paid in full.

ITEM 2.	LEGAL PROCEEDINGS

          None.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

          During the two fiscal years ended December 31, 2001, the Registrant did not experience a change of independent accountants.

          With respect to the financial statements of the Registrant for the two fiscal years ended December 31, 2001, there were no disagreements between the Registrant and its accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of the accountants would have caused them to make reference in connection with their report to the subject matter of the disagreement.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

Offering Under Conversion and Restructuring

          All of the Registrant's outstanding shares were sold in the Offering conducted under the Conversion. The Offering was completed on June 29, 2001. The Registrant engaged Donnelly, Penman, French, Haggarty & Co. as its placement agent to offer and sell the Best Efforts Shares. A total of 333,500 shares of common stock were issued under the Offering. The net cash proceeds from the Offering were $1,391,952, after placement agent expenses of $129,048. In addition to cash, the Registrant received 1,814 Surplus Certificates, valued at $1,000 each, that were exchanged in lieu of payment for the shares.

          The common stock sold pursuant to the Offering was issued in reliance on an exemption from registration under Section 3(a)(11) of the federal Securities Act of 1933 and Rule 147 promulgated thereunder. As such, the shares were only offered and sold to bona fide residents of Michigan and could not be transferred to any person that was not a bona fide resident of Michigan during the nine-month period following the last sale in the Offering.

          For additional information regarding the Offering, see Part I, Item 1.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The bylaws of the Registrant require it to reimburse its directors and officers to the fullest extent permitted by law for expenses, judgments, penalties, fines and settlements in connection with legal proceedings to which the director or officer is a party due to service in any capacity at its request. If the legal proceeding is brought by the Registrant or on its behalf, its reimbursement obligation is limited to expenses and settlements. In either case, the director or officer must be found to have acted in good faith and in a manner that he or she believed to be in or not opposed to the best interests of the Registrant and its shareholders. If the proceeding is a criminal proceeding, then the Registrant must reimburse the director or officer only if he or she had no reasonable cause to believe that his or her conduct was unlawful.

          As permitted by law, the Articles of Incorporation of the Registrant generally limit the personal liability of its directors to the corporation and its shareholders for breach of their fiduciary duties. The Articles, however, do not eliminate or limit the liability of a director for any of the following:

•	the amount of a financial benefit received by a director to which he or she is not entitled;
•	intentional infliction of harm on the corporation or its shareholders;
•	a violation of Section 551 of the Michigan Business Corporation Act (relating to improper distributions); or
•	an intentional criminal act.

          As a result of this provision, shareholders of the Registrant may be unable to recover damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain an injunction with respect to such actions.

          On June 11, 2002, the Registrant entered into Indemnification Agreements with each of its directors. The Indemnification Agreements require the Registrant to indemnify each director to the fullest extent permitted by law, as authorized by the Registrant's amended and restated articles of incorporation. According to the terms of the Indemnification Agreements, unless referred to independent legal counsel, the Registrant must decide whether a director is entitled to indemnification no later than 30 days after it receives a director's demand for indemnification. If a change in control has occurred, independent legal counsel selected by the director will decide whether a director is entitled to indemnification. If the decision regarding indemnification has been referred to independent legal counsel, such determination must be made no later than 45 days after the Registrant receives a director's demand for indemnification. If the Registrant has failed to make a decision regarding a director's indemnification within the 30 day period (or 45 day period if referred to independent legal counsel), then the Registrant will be deemed to have determined that the expenses and resolution costs are reasonable and will promptly pay or reimburse the director. The Registrant will pay or reimburse a director for all funds paid in advance of a final disposition, within 30 days after receiving a director's demand for indemnification, assuming the Registrant has determined the director is entitled to indemnification. The Registrant shall, upon a director's written request, establish and fund a trust for the director's benefit sufficient to satisfy any and all expenses or resolution costs if and while there is a pending or threatened proceeding while a potential change in control exists of the Registrant.

PART F/S

INDEX TO FINANCIAL STATEMENTS

PROFESSIONALS DIRECT, INC.

INTERIM UNAUDITED FINANCIAL STATEMENTS

Interim Financial Statements:
Balance Sheet (as of March 31, 2002)	43
Statements of Income and Comprehensive Income (Three months ended March 31, 2002 and 2001)	44
Statements of Cash Flows (Three Months ended March 31, 2002 and 2001)	45
Notes to Interim Financial Statements	46

AUDITED FINANCIAL STATEMENTS

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

March 31,	2002

Assets

Investments available for sale, at fair value:
Fixed maturities	$9,809,707
Equity securities	56,984

Total investments available for sale	9,866,691

Other invested assets, at estimated fair value	273,497

Total investments	10,140,188

Cash and cash equivalents	9,094,946
Receivables:
Amounts due from reinsurers	2,404,168
Other	1,287,172
Net deferred federal income taxes	1,019,578
Other assets	1,987,777

15,793,641

$25,933,829

Liabilities and Shareholders' Equity

Liabilities
Loss and loss adjustment expense reserves	$9,686,908
Unearned premiums	3,722,115
Surplus certificates	2,531,000
Accrued interest on surplus certificates	1,136,481
Other liabilities	1,897,440

Total Liabilities	18,973,944

Shareholders' Equity
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,205,952
Retained Earnings	3,955,781
Accumulated other comprehensive income (loss)	(201,848)

Total Shareholders' Equity	6,959,885

$25,933,829

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Unaudited)

Three Months ended March 31,	2002		2001

Revenues
Net premiums earned	$1,488,340		$1,390,559
Fees and commissions earned (net)	118,643		196,301
Net investment income	155,024		251,830
Finance and other income earned	31,071		31,824

Total revenues	1,793,078		1,870,514

Expenses
Losses and loss adjustment expenses incurred	1,219,680		1,120,221
Operating and administrative	726,945		819,327
Interest	46,520		87,628

Total expenses	1,993,145		2,027,176

Income (loss) before federal income tax expense and policyholder dividend	(200,067)		(156,662)
Policyholder dividend	151,407		-

Income (loss) before federal income tax expense	(351,474)		(156,662)

Federal Income Tax Expense (benefit)	(153,151)		(74,655)

Net Income (loss)	(198,323)		(82,007)

Other Comprehensive Income (Loss) (Net of tax of $65,749 and $112,188 respectively)	(127,630)		217,777

Comprehensive Income (Loss)	$(325,953	) $	135,770

Per share of common stock:
Basic net income (loss) per share	$(0.59)		N/A
Basic comprehensive income (loss) per share	(0.98)		N/A

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	2002	2001

Operating Activities
Net income (loss)	$(198,323)	$(82,007)
Adjustments to reconcile net income to net cash from operating activities:
Deferred federal income tax expense (benefit)	(18,869)	(74,655)
Realized (gains) losses	-	4,846
Depreciation and amortization	59,790	70,033
Changes in operating assets and liabilities:
Amounts due from reinsurers	317,925	485,796
Other receivables	(256,462)	(51,532)
Other assets	(442,721)	225,690
Loss and loss adjustment expense reserves	98,091	(76,218)
Unearned premiums	384,997	107,224
Accrued interest on surplus certificates	36,305	52,527
Other liabilities	103,906	(276,766)

Net cash from operating activities	122,377	384,917

Investing Activities
Cost of fixed maturities acquired	(8,737,637)	(897,056)
Proceeds from sales or maturities of fixed maturities	84,246	466,570
Cost of property and equipment acquired	(4,575)	(22,019)
Cost of intangible assets acquired	(82,500)	-

Net cash from (for) investing activities	(8,740,466)	(452,505)

Financing Activities
Net borrowings (repayments) under line of credit	64,492	(54,060)
Principal payments on note payable	-	(17,856)

Net cash from (for) financing activities	64,492	(71,916)

Net Increase (Decrease) in Cash and Cash Equivalents	(8,553,597)	(139,504)

Cash and Cash Equivalents, beginning of period	17,648,543	1,136,718

Cash and Cash Equivalents, end of period	$9,094,946	$997,214

Supplemental Disclosures of Cash Flow Information
Federal income tax payments	$-	$65,000
Interest payments	13,807	35,101

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.          Basis of Presentation

          The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Professionals Direct Insurance Company, a property/casualty insurance company providing professional liability insurance to attorneys; MLM Insurance Agency, Inc., a Michigan insurance agency selling professionals liability and other insurance (these functions were assumed by Professionals Direct Services, Inc., on April 1, 2002); Professionals Direct Finance, Inc., a premium finance company and Professionals Direct Insurance Services, Inc., a company providing underwriting, claims, accounting and information technology services.

          The condensed consolidated financial statements and notes as of March 31, 2002, and for the three-month periods ended March 31, 2002 and 2001 are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) that are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes for 2001 and 2000, also included in Part F/S of this Form 10-SB/A. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2.          Demutualization of the Company

          Effective July 1, 2001, the Company took part in a corporate restructuring in which the previous holding company, Michigan Lawyers Mutual Insurance Company demutualized and converted from a mutual insurance company to a Michigan domiciled stock property and casualty insurance company. As part of the demutualization, the organization was restructured and the names of the entities were changed. Prior to the restructuring, the Company was a wholly-owned subsidiary of Michigan Lawyers Mutual Insurance Company. As part of the restructuring, the Mutual was renamed Professionals Direct Insurance Company and became a wholly-owned subsidiary of the Company.

          In conjunction with the demutualization, Professionals Direct, Inc. completed its initial public offering of stock through a subscription and best efforts offering. Net proceeds from the offering were $3,205,952 in which 333,500 shares of stock were issued and remain outstanding.

3.          Earnings per Share

          Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period (333,500 for the three months ended March 31, 2002 and no shares outstanding for the three months ended March 31, 2001, which was prior to the Company's demutualization). Diluted earnings per share is equal to basic earnings per share because there are no stock options or other dilutive instruments outstanding.

Independent Auditors' Report

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries (formerly Michigan Lawyers Mutual Insurance Company and subsidiary) (Company) as of December 31, 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 13, 2002

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONSOLIDATED BALANCE SHEET

December 31,	2001

Assets (Note 8)

Investments available for sale, at fair value (Note 3):
Fixed maturities	$1,371,947
Equity securities	57,021

Total investments available for sale	1,428,968

Other invested assets, at estimated fair value	262,990

Total investments	1,691,958

Cash and cash equivalents	17,648,543
Receivables:
Premiums	733,991
Amounts due from reinsurers (Note 7)	2,722,093
Deductibles	36,497
Investment income	20,805
Ceding commissions	239,417
Federal income taxes recoverable	176,928
Prepaid reinsurance premiums	524,977
Property and equipment, net (Note 5)	292,511
Deferred acquisition costs (Note 12)	148,598
Net deferred federal income taxes (Note 11)	972,698
Intangible assets, net (Note 4)	255,101
Other assets	107,874

23,880,033

$25,571,991

Liabilities and Shareholders' Equity

Liabilities
Loss and loss adjustment expense reserves (Note 6)	$9,588,817
Line of credit (Note 8)	932,973
Unearned premiums	3,337,118
Unearned ceding commissions (Note 12)	69,728
Amounts due to reinsurers	102,422
Surplus certificates (Note 9)	2,531,000
Accrued interest on surplus certificates (Note 9)	1,100,176
Deferred compensation (Note 14)	-
Accrued expenses and other liabilities	623,919

Total Liabilities	18,286,153

Commitments and Contingencies (Notes 7, 8, 13 and 17)

Shareholders' Equity (Note 10)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,500 shares issued and outstanding)	3,205,952
Retained Earnings	4,094,104
Accumulated other comprehensive income (loss) (Note 16)	(14,218)

Total Shareholders' Equity	7,285,838

$25,571,991

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2001	2000

Revenues
Net premiums earned (Note 7)	$5,647,769	$5,104,871
Fees and commissions earned (net)	665,456	1,294,895
Net investment income (Note 3)	1,505,730	954,561
Finance and other income earned	121,428	180,572

Total revenues	7,940,383	7,534,899

Expenses
Losses and loss adjustment expenses incurred (Notes 6 and 7)	2,264,793	2,930,675
Operating and administrative (Note 12)	3,573,535	3,284,747
Demutualization expenses	348,677	70,498
Interest	99,164	368,314

Total expenses	6,286,169	6,654,234

Income before federal income tax expense and policyholder dividend	1,654,214	880,665
Policyholder dividend (Note 17)	296,701	-

Income before federal income tax expense	1,357,513	880,665

Federal Income Tax Expense (Note 11)	527,318	94,511

Net Income	830,195	786,154

Other Comprehensive Income (Loss) (Note 16)	(261,357)	412,448

Comprehensive Income	$568,838	$1,198,602

Per share of common stock:
Basic net income per share	$2.49	N/A
Basic comprehensive income per share	1.71	N/A

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common shares	Common Stock par value	Retained Earnings	Accumulated other comprehensive income (loss)	Total

Balance, January 1, 2000	-	$-	$2,477,755	$(165,309)	$2,312,446

Net income for the year	-	-	786,154	-	786,154

Net appreciation on available for sale securities, net of taxes (Note 16)	-	-	-	412,448	412,448

Balance, December 31, 2000	-	-	3,263,909	247,139	3,511,048

Common stock issued	333,500	3,205,952	-	-	3,205,952

Net income for the year	-	-	830,195	-	830,195

Net depreciation on available for sale securities, net of taxes (Note 16)	-	-	-	(261,357)	(261,357)

Balance, December 31, 2001	333,500	$3,205,952	$4,094,104	$(14,218)	$7,285,838

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2001	2000

Operating Activities
Net income	$830,195	$786,154
Adjustments to reconcile net income to net cash used in operating activities:
Deferred federal income tax expense (benefit)	434,194	(66,489)
Realized (gains) losses	(680,738)	6,104
Depreciation and amortization	243,536	279,537
Changes in operating assets and liabilities:
Premiums receivable	52,476	17,836
Amounts due from reinsurers	3,914,196	821,967
Deductibles receivable	(2,503)	31,207
Investment income receivable	213,990	(18,203)
Ceding commissions receivable	217,020	(248,341)
Deferred acquisition costs	(73,151)	16,392
Prepaid reinsurance premiums	314,833	636,297
Federal income taxes recoverable	(176,928)	-
Other assets	(976)	(56,905)
Loss and loss adjustment expense reserves	(3,462,477)	(1,323,711)
Unearned premiums	(6,829)	(314,103)
Unearned ceding commissions	(83,827)	(179,676)
Amounts due to reinsurers	(54,125)	(73,661)
Federal income taxes payable	(21,000)	(179,000)
Accrued interest on surplus certificates	(600,789)	61,561
Deferred compensation	(445,342)	404,627
Accrued expenses and other liabilities	(271,861)	37,511

Net cash from operating activities	339,894	639,104

Investing Activities
Cost of fixed maturities acquired	(1,102,531)	(6,712,608)
Cost of equity securities acquired	-	(12,831)
Proceeds from sales or maturities of fixed maturities	16,343,022	6,394,333
Proceeds from sale of equity securities	-	11,782
Proceeds from sale of intangibles	59,628	-
Cost of property and equipment acquired	(110,219)	(219,997)
Cost of intangible assets acquired	(11,016)	-

Net cash from (for) investing activities	15,178,884	(539,321)

Financing Activities
Net borrowings (repayments) under line of credit	(59,609)	196,379
Principal payments on note payable	(339,296)	(71,424)
Common stock issued for cash	1,391,952	-
Surplus certificates redeemed	-	(274,000)

Net cash from (for) financing activities	993,047	(149,045)

Net Increase (Decrease) in Cash and Cash Equivalents	16,511,825	(49,262)

Cash and Cash Equivalents, beginning of year	1,136,718	1,185,980

Cash and Cash Equivalents, end of year	$17,648,543	$1,136,718

Supplemental Disclosures of Cash Flow Information
Federal income tax payments	$226,058	$340,000
Interest payments	621,947	301,639

Noncash Transactions:
Surplus certificates exchanged for common stock	$1,814,000	$-

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.          Organization of the Company

          Professionals Direct Inc. (Company) is an insurance holding company with four subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987. The Mutual was formed for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan.

          Effective July 1, 2001, the Company took part in a corporate restructuring in which Michigan Lawyers Mutual Insurance Company demutualized and converted from a mutual insurance company to a Michigan domiciled stock property and casualty insurance company (the Conversion). As part of the demutualization, the organization was restructured and the names of certain entities were changed (the Restructure). Prior to the Restructure, MLM Holdings, Inc. (Holdings) was a wholly-owned subsidiary of the Mutual. As part of the Restructure, Holdings was renamed Professionals Direct, Inc., and the Mutual was renamed Professionals Direct Insurance Company and became a wholly-owned subsidiary of Professionals Direct, Inc.

          In conjunction with the demutualization, Professionals Direct, Inc. completed its initial public offering of stock through a subscription offering of up to 290,000 shares of common stock at $10.00 per share, whereby eligible policyholders, officers, directors and employees were offered the opportunity to become shareholders of the Company and a best efforts offering open to the public of any subscription shares not subscribed for plus an additional 43,500 shares of common stock at $10.00 per share. Net proceeds from the offering were $3,205,952. Proceeds were net of offering costs of $129,048, primarily related to placement agent fees and related legal costs.

2.          Basis of Presentation and Significant Accounting Policies

Basis of Presentation

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP).

Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Professionals Direct Insurance Company (PDIC); MLM Insurance Agency, Inc. (Agency), a Michigan insurance agency writing professional liability and other insurance; MLM Finance, Inc. (Finance), a premium finance company; and MLM Services, Inc. (Services), a company providing underwriting and claims services. Subsidiaries provide services to the Company and other insurers. Effective January 1, 2002, the name of MLM Finance, Inc. was changed to Professionals Direct Finance, Inc. and MLM Services, Inc. was changed to Professionals Direct Insurance Services, Inc. Effective April 1, 2002 the name of MLM Insurance Agency, Inc. was changed to Professionals Direct Employer Organization, Inc.

          All significant intercompany transactions and balances have been eliminated.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Investments

          The Company classifies marketable investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale. All of the Company's marketable securities are classified as available for sale.

          Available for sale securities are recorded at fair value based upon quoted market prices of the underlying securities. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and reported as accumulated other comprehensive income, until realized. A decline in the fair value of any available for sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

          Premiums and discounts are amortized or accreted over the life of the related fixed maturity security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

Other Invested Assets

          Other invested assets primarily represent an equity investment in a non-public reinsurance company, accounted for using cost basis accounting. The fair value of this investment represents management's best estimate of fair value of the underlying investment, based upon information received from the investee. A decline in the fair value of any other invested asset below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

Cash and Cash Equivalents

          Cash and cash equivalents includes money market mutual funds with investment maturities of one year or less and are stated at cost, which approximates fair value.

Property and Equipment

          Property and equipment, consisting principally of computer equipment and software, is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using accelerated and straight-line methods over estimated useful lives, which range from three to seven years.

Intangible Assets

          Intangible assets, which consist of customer lists and non-compete agreements, are amortized on a straight-line basis over the estimated benefit periods from two to fifteen years.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

          Insurance premiums are earned on a daily pro-rata basis over the life of the policy. Most policies have a life of twelve months.

Commission Income

          Commissions are recognized when the respective policies become effective. Commissions are collected through deducting them from the premiums received by Agency or from insurance companies when insureds are billed direct.

Deferred Acquisition Costs and Unearned Ceding Commissions

          Acquisition costs, consisting of commissions, premium taxes and other underwriting costs are deferred and amortized ratably over the terms of the policies. Unearned ceding commissions are deferred and amortized ratably over the terms of the treaties.

Unearned Premiums

          Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force, calculated using the daily pro-rata basis.

Loss and Loss Adjustment Expenses

          A liability for losses is provided based upon formula and case basis estimates for losses reported on direct premiums written, estimates of additional development of these losses over case basis estimates based upon past experience, and estimates based on information received relating to assumed reinsurance.

          A liability for loss adjustment expenses is provided by estimating future expenses to be incurred in settlement of the claims provided for in the liability for losses.

Federal Income Taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as a charge or credit to income tax expense in the period that includes the enactment date.

Use of Estimates

          In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

          The most significant estimates that are susceptible to significant change in the near term relate to the determination of the loss and loss adjustment expense reserves and amounts due from reinsurers. Although considerable variability is inherent in these estimates, management believes that the reserves are fairly stated, based on presently available information. The estimates are reviewed regularly and adjusted as deemed appropriate. Such adjustments are reflected in current operations.

Earnings Per Share of Common Stock

          Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is equal to basic earnings per share as there are no stock options or other dilutive instruments outstanding.

Certain Significant Risks

          Following is a description of the more significant risks facing property/casualty insurers and how the Company mitigates those risks:

          Legal/Regulatory Risk - is the risk that changes in the legal or regulatory environment in which an insurer operates will change and create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk through underwriting and loss adjusting practices intended to identify and minimize the adverse impact of this risk.

          Credit Risk - is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers which owe the Company money, will not pay. The Company manages this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies, and by providing for any amounts deemed uncollectible.

          Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2001, the estimated fair value of the Company's bond portfolio was less than its cost.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.          Investments

          A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities and equity securities available for sale is as follows:

		Gross unrealized
December 31, 2001	Amortized cost	Gains	Losses	Fair value

Fixed maturities:
U.S. treasury securities and obligations of U.S. government agencies	$179,467	$5,429	$2,792	$182,104
Obligations of states and political subdivisions	500,000	-	18,065	481,935
Corporate securities	499,027	-	15,243	483,784
Mortgage and other asset-backed securities	218,693	5,431	-	224,124

Total fixed maturities	$1,397,187	$10,860	$36,100	$1,371,947

Equity securities	$53,320	$3,701	$-	$57,021

          The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2001	Amortized cost	Fair value

Fixed maturities, other than mortgage and other asset-backed securities:
Due in one year or less	$-	$-
Due after one year through five years	76,988	82,417
Due after five years through ten years	102,479	99,687
Due after ten years	999,027	965,719

	1,178,494	1,147,823

Mortgage and other asset-backed securities	218,693	224,124

	$1,397,187	$1,371,947

          Proceeds from sales of fixed maturities were $14,419,816 and $5,268,723 in 2001 and 2000, respectively, on which gross gains of $658,758 and $15,695 and gross losses of $5,152 and $21,402 were realized in 2001 and 2000, respectively.

          At December 31, 2001 an investment with a fair value of $600,000 and amortized cost of $602,479 was on deposit with regulatory authorities, as required by law.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Net investment income was comprised of the following components:

Year ended December 31,	2001	2000

Investment income:
Fixed maturities	$766,301	$963,049
Short-term investments	120,826	61,614
Equity securities	1,688	1,575
Net realized gains (losses)	680,738	(6,099)

	1,569,553	1,020,139
Less investment expenses	63,823	65,578

Net investment income	$1,505,730	$954,561

4.          Intangible Assets

          During 1999, the Company purchased substantially all assets of an insurance agency, including renewal rights and customer lists, and entered into a five year non-compete agreement with the agency's owner. The Company paid $420,000 for these intangible assets and non-compete agreement.

          During 2001, the Company sold a portion of the assets acquired above to another insurance agency. The sales price is contingent on the amount of commission generated from the accounts during the twelve months following the sale, subject to various conditions. Based on the estimated selling price, a loss on the sale of $17,620 was realized.

          In addition, during 2001, the Company acquired renewal rights from two former agents of the Company. In exchange for a purchase price of $11,016, the agents entered into a two-year non-compete agreement with the Company.

5.          Property and Equipment

          Property and equipment consist of the following:

December 31,	2001

Cost:
Computer equipment	$353,112
Furniture and other equipment	241,615
Computer software	658,780
Leasehold improvements	47,151

1,300,658
Less accumulated depreciation and amortization	1,008,147

Net property and equipment	$292,511

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.          Loss and Loss Adjustment Expense Reserves

          Activity in the loss and loss adjustment expense reserves is summarized as follows:

December 31,	2001	2000

Balance, beginning of year	$13,051,294	$14,375,005
Less reinsurance balances recoverable	(5,909,219)	(7,142,471)

Net balance, beginning of year	7,142,075	7,232,534

Incurred related to:
Current year	3,884,127	3,418,454
Prior years	(1,619,334)	(487,779)

Total incurred	2,264,793	2,930,675

Paid related to:
Current year	671,000	500,000
Prior years	1,686,103	2,521,134

Total paid	2,357,103	3,021,134

Net balance, end of year	7,049,765	7,142,075
Plus reinsurance balances recoverable	2,539,052	5,909,219

Balance, end of year	$9,588,817	$13,051,294

          The 2001 and 2000 decrease in incurred losses related to prior accident years resulted from favorable loss development.

7.          Reinsurance

          In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse the Company for their proportionate share of losses, they do not discharge the primary liability of the Company. The Company is contingently liable for unpaid losses and loss adjustment expenses and unearned premiums associated with ceded insured risks in the event the assuming insurance organizations fail to meet their contractual obligations.

          In 2000, the Company's net retention on the majority of the policies issued was $300,000 per claim through the use of excess-of-loss reinsurance. Effective January 1, 2001, the Company's net retention on the majority of policies was increased to $500,000 per claim through the use of excess-of-loss reinsurance. In addition, the Company purchased an aggregate stop-loss treaty.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          The effect of reinsurance on premiums written and earned is as follows:

	2001		2000

	Written	Earned	Written	Earned

Direct	$7,066,126	$6,988,446	$6,982,175	$7,378,887
Assumed	1,813	86,322	233,593	150,984
Ceded	(1,112,167)	(1,426,999)	(1,788,703)	(2,425,000)

Net Premiums	$5,955,772	$5,647,769	$5,427,065	$5,104,871

          Amounts due from reinsurers consisted of amounts related to the following:

December 31,	2001

Paid loss and loss adjustment expenses	$183,041
Unpaid loss and loss adjustment expenses	2,539,052

$2,722,093

          As a result of reinsurance ceded, the following financial statement accounts have been reduced by the amounts indicated:

Year ended December 31,	2001	2000

Net premiums earned	$1,427,000	$2,425,000
Loss and loss adjustment expenses incurred	(2,361,623)	1,190,544

          During 2001, the Company experienced favorable development on losses previously ceded to reinsurers.

          The Company maintains irrevocable letters of credit with a single bank related to its reinsurance agreements. At December 31, 2001, the balance of these letters of credit approximated $2,814,000.

8.          Lines of Credit

          At December 31, 2001, the Company owed $682,973 under a $1.5 million line of credit that bears interest at .5% over the bank's prime rate (effectively 5.25% at December 31, 2001), is secured by premium finance contracts receivable and imposes financial covenants. At December 31, 2001, the Company owed $250,000 under a second line of credit of $500,000 that bears interest of 1.0% over the bank's prime rate (effectively 5.75% at December 31, 2001) and is secured by substantially all assets of Agency, Finance and Services.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.          Surplus Certificates

          Surplus certificates were offered for sale only in the State of Michigan to lawyers resident in and authorized to practice in Michigan, and to law partnerships and professional corporations which have their principal place of business in Michigan. Certificate ownership was required for a lawyer to be insured by the Company prior to March 31, 1995. As of that date, the Division of Insurance of the State of Michigan (Division) agreed to suspend this requirement until further notice. Effective December 9, 2000, this requirement was permanently removed.

          There are 10,000 authorized certificates, with a principal value of $1,000 each. Each certificate bears simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from surplus earnings, and then only upon the written consent of the Division and in such amounts as are determined by the board of directors. Subject to these conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. To date, the Company has received approval to pay certain interest on certificates issued prior to December 31, 1993. Interest payments during 2001 and 2000 to these certificate holders amount to $74,962 and $80,575, respectively.

          During 2001, in conjunction with the Conversion 1,814 surplus certificates were converted to common stock. In connection with this conversion, interest totaling $540,798 was paid to policyholders who converted surplus certificates to common stock.

          In the event of liquidation, receivership, insolvency, reorganization, dissolution, or termination of existence of the Company, or the sale by the Company of substantially all its assets, the outstanding certificates will be of equal rank with each other regardless of the issuance date of a certificate, and redemption thereof will be subordinate to claims of creditors and policyholders and any other priority claims as provided by the insurance code. If there are insufficient assets in such event to pay, in full, interest and principal on all outstanding certificates, payment will be made pro rata.

10.          Statutory Information

Dividend Restrictions

          As required by the Plan of Conversion, PDIC is prohibited from making any dividend payments to the Company until such time as the surplus certificates are repaid in full.

Statutory Information

          At December 31, 2001, statutory surplus of PDIC was $9.4 million. Statutory net income for both years ended December 31, 2001 and 2000, was $1.1 million.

Risk-Based Capital

          The NAIC has established RBC requirements to assist regulators in monitoring the financial strength and stability of property and casualty insurers. Under the NAIC requirements, each insurer must maintain its total capital and surplus above a calculated minimum threshold or take corrective measures to achieve that threshold. PDIC has calculated its RBC levels based on these requirements and determined that it has surplus in excess of the minimum threshold.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.          Federal Income Taxes

          Federal income tax expense (benefit) consists of:

Year ended December 31,	2001	2000

Current	$93,126	$161,000
Deferred	434,192	(66,489)

	$527,318	$94,511

          The significant components of federal income tax expense (benefit) were as follows:

Year ended December 31,	2001	2000

Operations	$527,318	$94,511
Equity - accumulated other comprehensive income (loss)	(134,639)	(212,472)

          A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

Year ended December 31,	2001	2000

Federal statutory tax rate	34.0%	34.0%
Increase (reduction) in income taxes
relating to:
Tax-exempt municipal bond interest	(5.1)	(11.6)
Non-deductible conversion costs	10.1	-
AMT tax credits	-	(8.8)
Other	(0.2)	(2.9)

Effective tax rate	38.8%	10.7%

          Several provisions of the Internal Revenue Code specifically affect property and casualty insurers. Such provisions that materially affect the Company are the discounting of loss and loss adjustment expense reserves, a reduction in the allowable deduction for unearned premium reserves, and a reduced exclusion for interest from certain tax-exempt bonds.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

December 31,	2001

Deferred tax assets:
Loss reserve discounting	$258,388
Unearned premium reserves	191,226
Unearned ceding commissions	23,708
Net unrealized losses on investments available for sale	7,321
Interest on surplus certificates	374,060
Other	32,946
AMT credit carryforward	135,572

Total gross deferred tax assets	1,023,221

Deferred tax liabilities:
Deferred acquisition costs	50,523

Net deferred tax assets	$972,698

          In assessing the realizability of deferred federal income tax assets, management considers whether it is more likely than not that some portion of the deferred federal income tax assets will not be realized. Because of the carryforward provisions of the Internal Revenue Code, and the Company's expectation that temporary differences will reverse during periods in which taxable income is generated, management believes it is more likely than not that the Company will fully realize the net deferred federal income tax assets. Accordingly, no valuation allowance has been established.

12.          Deferred Acquisition Costs and Unearned Ceding Commissions

          Changes in deferred acquisition costs are summarized as follows:

Year ended December 31,	2001	2000

Balance, beginning of year	$75,447	$91,839

Amounts deferred:
Commissions	59,613	83,187
Premium taxes	83,521	78,431
General and administrative expenses	81,000	-

Total amounts deferred	299,581	253,457

Less amortization	(150,983)	(178,010)

Balance, end of year	$148,598	$75,447

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          Changes in unearned ceding commissions are summarized as follows:

Year ended December 31,	2001	2000

Balance, beginning of year	$153,555	$333,231

Ceding commissions deferred	147,719	544,221

Less amortization	(231,546)	(723,897)

Balance, end of year	$69,728	$153,555

13.          Commitments

          The Company has entered into operating leases for office space and equipment. Rental expense for these items totaled $188,634 and $163,498 in 2001 and 2000, respectively. Future net minimum lease payments under noncancelable leases are as follows:

Year ending December 31,

2002	$190,801
2003	98,511

$289,312

14.          Employee Benefit Plans

          During 1999, Holdings established a deferred compensation plan for its officers and directors. This plan allowed certain key employees and members of its Board of Directors to defer a portion of their compensation and to receive additional benefits based upon the financial growth of the Company.

          In connection with the Conversion, all amounts awarded and deferred under the terms of this plan became fully vested and were paid out. As a result, additional expense of $247,253 was recognized. The plan was terminated as of June 30, 2001 in conjunction with the Conversion.

          The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee's salary. The Company's expense under this plan was $50,758 and $23,528 in 2001 and 2000, respectively.

          Effective January 1, 2001, the Company established a Savings & Retirement Plan. This plan was established to facilitate employee purchases of Company stock upon demutualization.

15.          Related Party Transaction

          The Company's president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company, in which the Company has an investment.

PROFESSIONALS DIRECT INC. AND SUBSIDIARES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.          Other Comprehensive Income (Loss)

          The significant components of other comprehensive income (loss) were as follows:

Year ended December 31,	2001		2000

Unrealized holding gain (loss) on securities arising during the year	$302,592		$618,821
Income (taxes) benefit	(102,881)		(210,399)

	199,711		408,422

Reclassification adjustment for gains included in net income	(698,588)		6,099
Income (taxes) benefits	237,520		(2,073)

	(461,068)		4,026

Other comprehensive income (loss)	$(261,357	) $	412,448

17.          Policyholder Dividend

          In conjunction with the Conversion, the Company declared a policyholder dividend equal to 10% of certain direct premiums billed. This cash dividend will be paid to all eligible policyholders that renew their policies after the Conversion and keep their respective policies in force for 60 days following renewal. The dividend will only be paid after the first renewal and not for subsequent renewals. As the dividend is contingent upon future policy renewals and a 60-day holding period, the Company has only accrued for dividends due to policyholders at December 31, 2001 who have met the stated criteria. Additional amounts which could be paid out in 2002 assuming a 100% renewal rate approximate $321,000.

PART III

ITEM 1.           INDEX TO EXHIBITS

(a) Exhibit Index

Description of Document		Location

2.1	Articles of Incorporation	*
2.2	Amendment to Articles of Incorporation	*
2.3	Amended and Restated Bylaws	*
2.4	Amended and Restated Articles of Incorporation, adopted June 11, 2002	Filed herewith
2.5	Amended and Restated Bylaws, adopted June 11, 2002	Filed herewith
6.1	Employment Agreement with Stephen M. Tuuk	*
6.2	Employment Agreement with Mary L. Ursul	*
6.3	Employment Agreement with Stephen M. Westfield	*
6.4	Form of Indemnification Agreement	Filed herewith

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

PROFESSIONALS DIRECT, INC.

Dated: July 8, 2002	By:	/s/ Stephen M. Tuuk
Stephen M. Tuuk, President and Chief Executive Officer